Billabong International Limited

ABN 17 084 923 946



1 Billabong Place
Burleigh Heads
QLD 4220 Australia

P O Box 283
Burleigh Heads
QLD 4220 Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

www.billabongbiz.com

[redacted]

09045216

20 January 2009

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sir/Madam

BILLABONG INTERNATIONAL LIMITED – INFORMATION FURNISHED PURSUANT TO EXCHANGE ACT RULE 12G3-2(B)(1)(I) – FILE NO. 82-34921

On behalf of Billabong International Limited, an Australian corporation (the "Company"), and furnished pursuant to Rule 12g3-2(b)(1) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), enclosed please find copies of certain information that the Company has either recently (i) made public pursuant to the laws of Australia, the country of its domicile, (ii) filed with the Australian Stock Exchange ("ASX") and which was made public by the ASX, and (iii) distributed to its security holders. Such information is described on the list attached to this letter, which list also sets forth when and by whom such information was required to be made public, filed with the exchange or distributed to security holders.

Please stamp the enclosed copy of this letter and return to us in the enclosed self-addressed postage paid envelope.

If you have any questions or require further information, please call the undersigned on +61 7 5589 9805.

Yours faithfully
BILLABONG INTERNATIONAL LIMITED

MARIA MANNING
Company Secretary

BILLABONG INTERNATIONAL LIMITED (BBG)

Document / Information Submitted	Date Issued	Required By
Dividend Reinvestment Plan Update	14/10/2008	ASX
Appendix 3B – issue of shares under the Dividend Reinvestment Plan	24/10/2008	ASX
Dividend Reinvestment Plan cleansing statement	24/10/2008	ASX
Change of Director`s Interest Notice (Appendix 3Y Margaret Jackson)	27/10/2008	ASX
Change of Director`s Interest Notice (Appendix 3Y Ted Kunkel)	27/10/2008	ASX
Chairman & CEO Addresses to the AGM	28/10/2008	ASX
Resolutions approved from the AGM	28/10/2008	ASX
Appendix 3B – issue of options under the Executive Performance & Retention Plan	05/11/2008	ASX
Change of Director`s Interest Notice (Appendix 3Y Derek O'Neill)	05/11/2008	ASX
Change of Director`s Interest Notice (Appendix 3Y Paul Naude)	05/11/2008	ASX
Change of Director`s Interest Notice (Appendix 3Y Derek O'Neill)	20/11/2008	ASX
Change in substantial holding from PPT (Perpetual Limited)	21/11/2008	ASX
Change of Director`s Interest Notice (Appendix 3Y Gordon Merchant)	24/11/2008	ASX
Change of Director`s Interest Notice (Appendix 3Y Derek O'Neill)	25/11/2008	ASX
Change of Director`s Interest Notice (Appendix 3Y Tony Froggatt)	25/11/2008	ASX
Change of Director`s Interest Notice (Appendix 3Y Ted Kunkel)	27/11/2008	ASX
Appendix 3B – issue of options under the Executive Performance & Retention Plan	02/12/2008	ASX
Market Update	05/12/2008	ASX
Change in substantial holding from PPT (Perpetual Limited)	10/12/2008	ASX
Change in substantial holding from PPT (Perpetual Limited)	17/12/2008	ASX

Billabong International Limited

ABN 17 084 923 946



1 Billabong Place
Burleigh Heads
QLD 4220 Australia

P O Box 283
Burleigh Heads
QLD 4220 Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

www.billabongbiz.com

ASX ANNOUNCEMENT

DIVIDEND REINVESTMENT PLAN UPDATE

GOLD COAST, 14 October 2008: Billabong International Limited today announced that following the end of the Dividend Reinvestment Plan (DRP) pricing period, the shares to be issued to participants in the DRP has been set at A$11.98 per ordinary share which includes a 2.5% discount to A$12.29 which is the average of the daily volume weighted average market price of all Billabong shares sold in the ordinary course of trading on the ASX during the 10 ASX trading days commencing on and including 30 September 2008.

Shares will be issued on 24 October 2008.

MARIA MANNING
COMPANY SECRETARY

9
Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005

Name of entity

BILLABONG INTERNATIONAL LIMITED

ABN

17 084 923 946

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,441,627
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Identical to existing quoted ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes	
5	Issue price or consideration	1. 1,761,958 @ $12.14 per share 2. 679,669 @ $11.98 per share	
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Shares issued pursuant to a Dividend Reinvestment Plan underwriting agreement dated 26 August 2008 with Goldman Sachs JBWere. 2. Shares issued to shareholders participating in a Dividend Reinvestment Plan.	
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	24 October 2008	
		Number	**+Class**
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	209,879,190	Ordinary
	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,588	Options expiring 10 August 2009 exercisable at $13.69 (BBGAY)
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Identical to existing quoted ordinary shares	

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now : In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Date: 24 October 2008

Print name: MARIA MANNING
Company Secretary

== == == == ==

+ See chapter 19 for defined terms.

Billabong International Limited

ABN 17 084 923 946

ASX ANNOUNCEMENT



DIVIDEND REINVESTMENT PLAN UPDATE AND MARKET INFORMATION NOTICE

GOLD COAST, 24 October 2008: Billabong International Limited (ABN 17 084 923 946) (the ***Company***) today issued 679,669 new ordinary shares to its shareholders (***Participating Shareholders***) who participated in its recently introduced dividend reinvestment plan (***DRP)*** and 1,761,958 new ordinary shares to Goldman Sachs JBWere Pty Ltd (ABN 21 006 797 897) (the ***Underwriter***) in accordance with the letter agreement between the Company and the Underwriter dated 26 August 2008 (the ***Underwriting Agreement***).

This notice is given by the Company under paragraph (5)(e) of section 708A of the *Corporations Act 2001* in connection with that issue of shares. Accordingly, the Company makes the following statements:

- the Company issued the shares without disclosure to investors under Part 6D.2 of the *Corporations Act 2001*; and

- as at the date of this notice, the Company has complied with the provisions of Chapter 2M of the *Corporations Act 2001* as they apply to the Company and with section 674 of the *Corporations Act 2001*; and

- as at the date of this notice, all information of the kind that would be required to be disclosed to the market for the purposes of sections 708A (7) and (8) of the *Corporations Act 2001* has been disclosed to ASX.

MARIA MANNING
COMPANY SECRETARY

1 Billabong Place
Burleigh Heads
QLD 4220 Australia

P O Box 283
Burleigh Heads
QLD 4220 Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

www.billabongbiz.com

Billabong International Limited

ABN 17 084 923 946



27 October 2008

The Manager
Company Announcements Office
Australian Securities Exchange

Dear Sir/Madam

APPENDIX 3Y – MARGARET JACKSON

Attached is an Appendix 3Y for Margaret Jackson. Please note that the previous Appendix 3Y lodged on 29 August 2002 was overstated by 8,748 securities and the total number of securities held after that change should have been 228,656.

Yours sincerely
BILLABONG INTERNATIONAL LIMITED

MARIA MANNING
COMPANY SECRETARY

1 Billabong Place
Burleigh Heads
QLD 4220 Australia

P O Box 283
Burleigh Heads
QLD 4220 Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

www.billabongbiz.com

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BILLABONG INTERNATIONAL LIMITED**
ABN	**17 084 923 946**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Margaret Jackson
Date of last notice	29 August 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	24 October 2008
No. of securities held prior to change	57,500 Mrs Margaret Jackson 3,100 Ms Margaret Jackson <Lauren Donazzan A/c> 3,100 Ms Margaret Jackson <Matthew Donazzan A/c> 5,000 Kimbry Pty Ltd <Bassano #1 Business a/c> 25,000 Kimbry Pty Ltd <The Donazzan Super Fund a/c> 43,478 Graemar Nominees Pty Ltd <Jaws Family Fund a/c> 53,478 Graemar Nominees Pty Ltd <M A Jackson Superannuation Fund a/c> 10,000 Roger Donazzan 28,000 WJ & DJ Jackson **228,656 TOTAL FULLY PAID ORDINARY SHARES**
Class	Fully paid ordinary listed shares
Number acquired	4,768
Number disposed	

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$57,120.64
No. of securities held after change	58,867 Mrs Margaret Jackson 3,173 Ms Margaret Jackson <Lauren Donazzan A/c> 3,173 Ms Margaret Jackson <Matthew Donazzan A/c> 5,118 Kimbry Pty Ltd <Bassano #1 Business a/c> 25,594 Kimbry Pty Ltd <The Donazzan Super Fund a/c> 44,512 Graemar Nominees Pty Ltd <Jaws Family Fund a/c> 54,750 Graemar Nominees Pty Ltd <M A Jackson Superannuation Fund a/c> 10,237 Roger Donazzan 28,000 WJ & DJ Jackson **233,424 TOTAL FULLY PAID ORDINARY SHARES**
Nature of change Example. on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition of shares under the Billabong Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts – N/A

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BILLABONG INTERNATIONAL LIMITED**
ABN	**17 084 923 946**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Edward Kunkel
Date of last notice	21 March 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	
Date of change	24 October 2008
No. of securities held prior to change	94,466
Class	Fully paid ordinary listed shares
Number acquired	2,246
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$26,907.08
No. of securities held after change	96,712
Nature of change Example on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition of shares under the Billabong Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts – N/A

Note. In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note. If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Billabong
International
Limited

ABN 17 084 923 946



1 Billabong Place
Burleigh Heads
QLD 4220 Australia

P O Box 283
Burleigh Heads
QLD 4220 Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

www.billabongbiz.com

ASX ANNOUNCEMENT

2008 ANNUAL GENERAL MEETING
CHAIRMAN AND CEO ADDRESSES

GOLD COAST, 28 October 2008

CHAIRMAN'S ADDRESS
TED KUNKEL

Welcome to everyone and thank you for your attendance today. Well, I don't have to tell you that we are indeed living in extraordinary times. Every day it seems we are confronted with wild swings in world share markets, faltering financial institutions, government bailouts and economic priming and a plunging Australian dollar. These are unprecedented, seismic shifts that are creating enormous turbulence and eroding confidence. But, in my opinion, to be a successful investor in these times will require a certain detachment from these world events and a determined focus on the medium to long term value of companies. With this in mind, I hope you take comfort in the fact that you are investors in one of the most iconic of Australian companies ... a company that has strength of balance sheet, stable and progressive management, a strong growth profile and an enviable portfolio of brands that remain relevant and in-demand among its target consumers.

Having been through a number of business cycles over the past few decades, I do know what is required of our business managers in uncertain times. Quite simply, times like these lead to a greater focus on what is vital ... those fundamentals that influence the underlying performance of the business – management of relationships with key suppliers and customers, brand protection and the reinforcement of brand authenticity, sales and marketing – all underpinned by critical control of overheads and cashflow. All of these are areas on which your management is focused and their delivery will help sustain the business through challenging economic environments.

There are some significant challenges out there in the general business environment. Take currencies for example. In the past few months we have seen the AUD/USD exchange rate spike to a high of 98c in July, only to have it fall more than 35% to around US60c in recent days. You will no doubt be more than aware that as the AUD appreciated the Company's reported earnings, particularly those from the United States, were being eroded as we translated profits back to Australia. Well, the impact is reversed as the AUD weakens, against the USD in particular, and the outcome, for the first time in many years, is likely to be positive for your company.

Currently at Billabong International there are two principal competing forces that are impacting the business. On the one hand we have consumers in various regions exercising caution at a retail level in response to the uncertain world economy. Then, as I noted above, we have a weakening AUD and that is likely to have a positive impact on reported profitability. Shortly, your chief executive officer will address this in greater detail.

It is hard to move away from commentary on the extraordinary global environment, but it would be remiss of me not to pass comment on a number of other general business affairs.

Firstly, prior to the world economy dominating headlines, another area that was very much in the news was climate change. I can advise shareholders that Billabong International continues to build its understanding in this area and a tangible example of

that is our continued voluntary disclosure of our global carbon footprint. The Company remains well under the thresholds for mandatory reporting and, therefore, outside of the existing regulatory regime that has been introduced in Australia. I note that the Company's work in these areas has recently led to the inclusion of Billabong International in the Goldman Sachs JBWere Climate Leadership Index, which recognises companies that are managing the risks and opportunities of climate change.

Independent acknowledgment is always a welcome measure of performance and through the 2007-08 financial year there were quite a few highlights.

- In the USA at the 2008 Surf Industry Manufacturer's Association annual awards, Billabong Girls won the Women's Apparel Brand of the Year and Women's Marketing Campaign of the Year, Nixon won the Accessory Product of the Year for its 51-30 Watch, Billabong won the Environmental Product of the Year for its recycled boardshorts, and Xcel again won the Wetsuit of the Year title.
- In Australia, Billabong won the 2008 Australian Surfing Awards' "Surf Industry Award" for environmental and social performance.
- In South Africa, Billabong won the Coolest Fashion Label award in the annual Sunday Times Generation Next youth survey.
- In Europe, a survey of 58,000 teens from 31 countries identified Billabong as one of the world's top three clothing brands for boys and one of the top 10 brands for girls.
- In Las Vegas, the International Council of Shopping Centres declared Billabong as one of the world's 'hottest retailers'. There were just nine retailers around the world recognised in the awards.

Such acknowledgement is a good indicator of the strength and visibility of our brands and reflects the excellent work of staff at all levels globally. I take this opportunity to formally recognise all staff and thank them for their ongoing contribution to the success of the business and the maintenance of brand authenticity. I also acknowledge their work in evolving the Company's global brand strategy, which has led to the building of a compelling portfolio of youth boardsport brands and supporting retail concepts.

It is for reasons such as these that we will be voting later today on items such as retention plans for senior executives. In creating the retention plan, the Board felt it important to include performance hurdles to ensure the executives would be rewarded only if shareholders were rewarded, thus aligning executive and shareholder interests.

Since the close of the 2007-08 financial year and in the face of tightening credit markets, it was pleasing to note that the Group re-financed its borrowing facilities from a AUD515 million secured facility to a AUD600 million unsecured syndicated debt facility and a AUD100 million overdraft facility. Further, the Company has subsequently converted the AUD600 million syndicated facility to a USD534 million facility to minimise volatility in the Group's borrowing capacity due to movements in the AUD/USD exchange rate. This confidence exhibited by Billabong's lenders is a further illustration of the strength of the Company's business and the capacity of its management.

Finally, as shareholders I understand you would be very aware of a general reduction in market valuations of companies, Billabong International included. While such trends are unfortunate, they are a proper function of markets, regardless of the underlying causes. But markets ultimately recognise medium to long term value and I can reassure you that Billabong International retains a strong underlying business and a focused management that is committed to ensuring the Company remains one of Australia's most successful. Your Board believes that this focus is the only way that value can be returned to shareholders.

In conclusion, I would like to thank all shareholders for their ongoing support of the Company.

CEO'S ADDRESS
DEREK O'NEILL

Good morning and thank you all for your attendance.

Well, as the Chairman indicated earlier today, these are rather challenging times to be a public company. I'll talk about this shortly but I'm going to take a moment to go back through the 2007-08 financial year which was a very good year for Billabong International.

In constant currency terms the 2007-08 financial year was one in which Billabong's global sales grew 17.6%, net profit after tax grew 12.6%, EBITDA grew 19.9% and EPS was up 12.6%. At a regional level, sales revenues in constant currency terms grew 18.1% in Australasia, 16.1% in the Americas and 20.3% in Europe. EBITDA growth was similarly strong in constant currency terms, with Australasia up 17.5%, the Americas up 16.0% and Europe up 36.7%. At a Group level, EBITDA margins also improved to 21.7%.

Now you'll note I refer to constant currencies as in recent years the Company's reported results have been adversely impacted by the rising AUD. While the Company is acutely aware of the importance of the reported numbers, as they provide the ultimate measure of profitability for a global company such as Billabong International, it has been necessary, given the negative impact of currency movements, to clearly demonstrate the strong underlying performance of the business. Having observed the slide of the AUD in recent weeks you may form the view that we will receive a benefit this financial year and I'll come back to this point shortly.

I think it important to note that results such as those achieved by the Company in the 2007-08 financial year were not necessarily indicative of the performance of the wider boardsports industry. I'm sure many of you here today wouldn't get the opportunity to measure Billabong against its international competitors, so let me give you some perspective. Within the global boardsports market Billabong continues to outperform all of its peers in terms of its world-class margins, profitability and growth in market share. Where some competitors had a difficult year, Billabong International was expanding its presence. The Billabong brand itself continued to grow at a global level and there were other standout performances from brands including Nixon, Element and Von Zipper.

The growth throughout the Company was both organic and through acquisition. At the start of the 2007-08 financial year Billabong acquired its long-standing licensed business in South Africa, bringing an additional 300 employees into the Group. At a brand level, the Company then acquired the Hawaii-based wetsuit business of Xcel and this was followed up with the acquisition of the iconic Australian women's swimwear label Tigerlily. Quite late into the financial year the Company also acquired the business of Quiet Flight, one of the Company's retail partners on the US east coast, in a move that gave the Group ownership of the formerly licensed Billabong and Element stores in the heart of New York's Times Square.

Each of the acquisitions added skilled management expertise and made a contribution to the Group's performance to complement the strong organic growth within the established business. Importantly, the acquisitions have added to the Company's goal of assembling a portfolio of some of the most powerful youth brands in the world. With this in mind, I

should also mention that in early July 2008 the Company acquired the US-based skateboard brand Sector 9 and then in October the Group further built on the portfolio with the acquisition of the DaKine technical accessories brand. As is the case with each of the Group's acquisitions, the Company has tremendous confidence in the growth prospects of the new brands.

So, Billabong International entered the new financial year with good momentum and a feeling that the Company was heading into a year where it could consolidate its position as a global leader in the boardsports sector.

Well, I don't have to tell you that the world has really altered in the past six weeks. So, how have these global factors affected Billabong International? Let me start by reassuring you that the business is built on very solid foundations and, while historically the Company has proven to be very resilient, it cannot be totally immune from the impacts of conservative consumer spending and the almost daily extraordinary shocks that we've been witnessing in world markets.

In the eight weeks since the Company released its 2007-08 annual results and forward guidance, sales are slightly below our previous expectations.

More specifically, in the latter part of September and the first two weeks of October consumers retreated from traditional spending patterns to digest the new economic landscape. However, at this stage, the Company still anticipates it will be delivering double-digit sales growth – particularly given that from 1 October 2008 the Group includes sales from DaKine, which is currently outperforming the Company's internal expectations.

So, let me be clear. Billabong International is growing sales, but not quite at the rate the Company initially expected. Current conditions are leading to some apprehension from retailers in the placement of initial orders. That said, forward order books in the US and Europe remain good, although there is some weakness in Australia. There's also evidence of some retailers being apprehensive in initial ordering and placing a greater emphasis on repeat orders.

On the positive side there has been a dramatic fall in the value of the AUD, in particular against the USD and the Euro. After so many years of watching the Company's reported profits eroded by an appreciating AUD, there is now the prospect of strong reported gains from a depreciating AUD.

So, how does the Company see the year playing out? On 22 August 2008 the Company gave guidance assuming exchange rates at that time of US88c for the AUD/USD and €59 cents for the AUD/Euro. As we meet today, the year-to-date averages for the 2008-09 financial year are not too far off those levels, so Billabong is yet to see the real benefit of the falling AUD.

Based on the Company's most recent full year forecasts, the previously indicated easing in sales would have led to a revision of the prior guidance to a range of 4% to 8% earnings per share growth. However, given the significant depreciation of the AUD against various currencies to date, in particular the USD and the Euro, guidance for the 2008-09 financial year is being upgraded to 12% to 16% earnings per share growth. This assumes an annual average exchange rate of 80 cents for the AUD/USD and 55 cents for the AUD/Euro. If the annual average exchange rates vary from the assumed rates, every 1 cent movement in the AUD versus the USD is estimated to result in approximately 0.6% profit translation impact on net profit after tax. Similarly, the result of each 1 cent movement in the AUD/Euro exchange rate is estimated to have

approximately 0.6% profit translation impact on net profit after tax. In making currency assumptions it is important to note that there are some product deliveries, primarily in May and June 2009, for which the Company is yet to hedge the purchases and that could slightly negate some of the currency translation benefits.

A final observation I will leave you with today is that Billabong International continues to outperform its peers, has focused and forward-thinking management and continues to deliver high quality, functional and well marketed product to its retailers and consumers. This should give you comfort that you are investing in a company that will continue to be a consistent, long-term performer.

Billabong International Limited

ABN 17 084 923 946



1 Billabong Place
Burleigh Heads
QLD 4220 Australia

P O Box 283
Burleigh Heads
QLD 4220 Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

www.billabongbiz.com

ASX ANNOUNCEMENT

ANNUAL GENERAL MEETING RESOLUTIONS

GOLD COAST, 28 October 2008: Billabong International Limited wishes to advise that all resolutions on the Notice of Annual General Meeting were passed today on a show of hands at the Annual General Meeting of the Company.

In respect of each voted resolution, the proxy summary is as follows:

RESOLUTION 1 – RE-ELECTION OF MRS. MARGARET JACKSON

Proxies available to vote for the resolution:	140,575,044
Proxies available to vote against the resolution:	834,293
Proxies available with open vote (proxy's discretion):	521,363
Total number of proxy votes available to be executed by all proxies validly appointed:	141,930,700
Proxies to abstain on the resolution:	31,567

RESOLUTION 2 – RE-ELECTION OF MR. ANTHONY FROGGATT

Proxies available to vote for the resolution:	141,238,357
Proxies available to vote against the resolution:	95,198
Proxies available with open vote (proxy's discretion):	533,996
Total number of proxy votes available to be executed by all proxies validly appointed:	141,867,551
Proxies to abstain on the resolution:	96,716

RESOLUTION 3 – REMUNERATION REPORT

Proxies available to vote for the resolution:	138,051,997
Proxies available to vote against the resolution:	3,223,169
Proxies available with open vote (proxy's discretion):	552,181
Total number of proxy votes available to be executed by all proxies validly appointed:	141,827,347
Proxies to abstain on the resolution:	136,920

RESOLUTION 4 – APPROVAL AND ADOPTION OF EXECUTIVE PERFORMANCE & RETENTION PLAN (EPRP)

Proxies available to vote for the resolution:	134,761,446
Proxies available to vote against the resolution:	6,534,080
Proxies available with open vote (proxy's discretion):	609,831
Total number of proxy votes available to be executed by all proxies validly appointed:	141,905,357
Proxies to abstain on the resolution:	58,910

9
Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BILLABONG INTERNATIONAL LIMITED

ABN

17 084 923 946

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Unquoted options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,782,183
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Options issued 31/10/08, exercisable at A$11.43 and expiring 31/10/15

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No
5	Issue price or consideration	NIL
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Options issued pursuant to an Executive Performance & Retention Plan approved by shareholders at the Company's AGM on 28 October 2008.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	N/A

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	209,879,190	Ordinary
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,588	Options expiring 10 August 2009 exercisable at $13.69 (BBGAY)
		1,782,183	Options expiring 31 October 2015 exercisable at $11.43

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now : In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Date: 5 November 2008

Print name: MARIA MANNING
Company Secretary

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BILLABONG INTERNATIONAL LIMITED**
ABN	**17 084 923 946**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Derek O'Neill
Date of last notice	16 September 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	(1) 28 October 2008 (award of shares) (2) 31 October 2008 (award of options)
No. of securities held prior to change	469,049 (ANZ Nominees Limited) 639,326 (Derek O'Neill) 44,123 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2009, provided the performance hurdles have been met) 56,363 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2010, provided the performance hurdles have been met) **1,208,861 TOTAL FULLY PAID ORDINARY SHARES**
Class	(1) Fully paid ordinary listed shares (2) Unquoted options under the Executive Performance & Retention Plan
Number acquired	(1) 71,704 (2) 629,007
Number disposed	

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	(1) NIL (2) NIL
No. of securities held after change	469,049 (ANZ Nominees Limited) 639,326 (Derek O'Neill) 44,123 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2009, provided the performance hurdles have been met) 56,363 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2010, provided the performance hurdles have been met) 71,704 (1) (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2011, provided the performance hurdles have been met) **1,280,565 TOTAL FULLY PAID ORDINARY SHARES** 629,007 (2) (Derek O'Neill – Share Options issued 31/10/08, exercisable at A$11.43, provided the performance hurdles have been met. Options expire 31/10/15) **629,007 TOTAL SHARE OPTIONS**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	(1) Shares awarded under the Billabong Executive Performance Share Plan as approved by shareholders at the company's AGM on 28 October, 2008. (2) Award of share options approved by shareholders at the Company's AGM held on 28 October 2008. Share options subject to performance hurdles and have been issued pursuant to the Billabong International Limited Executive Performance & Retention Plan also approved by shareholders at the Company's AGM held on 28 October 2008.

Part 2 – Change of director's interests in contracts – N/A

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BILLABONG INTERNATIONAL LIMITED**
ABN	**17 084 923 946**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Paul Naude
Date of last notice	15 September 2008

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	(1) 28 October 2008 (award of shares) (2) 31 October 2008 (award of options)
No. of securities held prior to change	1,610,988 (Paul Naude) 41,917 (Paul Naude – shares will vest after the three year performance period end date of 30 June 2009, provided the performance hurdles have been met) 48,745 (Paul Naude – shares will vest after the three year performance period end date of 30 June 2010, provided the performance hurdles have been met) **1,701,650 TOTAL FULLY PAID ORDINARY SHARES**
Class	(1) Fully paid ordinary listed shares (2) Unquoted options under the Executive Performance & Retention Plan
Number acquired	(1) 62,020 (2) 524,170
Number disposed	

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	(1) NIL (2) NIL
No. of securities held after change	1,610,988 (Paul Naude) 41,917 (Paul Naude – shares will vest after the three year performance period end date of 30 June 2009, provided the performance hurdles have been met) 48,745 (Paul Naude – shares will vest after the three year performance period end date of 30 June 2010, provided the performance hurdles have been met) 62,020 (1) (Paul Naude – shares will vest after the three year performance period end date of 30 June 2011, provided the performance hurdles have been met) **1,763,670 TOTAL FULLY PAID ORDINARY SHARES** 524,170 (2) (Paul Naude – Share Options issued 31/10/08, exercisable at A$11.43, provided the performance hurdles have been met. Options expire 31/10/15) **524,170 TOTAL SHARE OPTIONS**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	(1) Shares awarded under the Billabong Executive Performance Share Plan as approved by shareholders at the company's AGM on 28 October, 2008. (2) Award of share options approved by shareholders at the Company's AGM held on 28 October 2008. Share options subject to performance hurdles and have been issued pursuant to the Billabong International Limited Executive Performance & Retention Plan also approved by shareholders at the Company's AGM held on 28 October 2008.

Part 2 – Change of director's interests in contracts – N/A

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BILLABONG INTERNATIONAL LIMITED**
ABN	**17 084 923 946**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Derek O'Neill
Date of last notice	31 October 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	20 November 2008
No. of securities held prior to change	469,049 (ANZ Nominees Limited) 639,326 (Derek O'Neill) 44,123 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2009, provided the performance hurdles have been met) 56,363 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2010, provided the performance hurdles have been met) 71,704 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2011, provided the performance hurdles have been met) **1,280,565 TOTAL FULLY PAID ORDINARY SHARES** 629,007 (Derek O'Neill – Share Options issued 31/10/08, exercisable at A$11.43, provided the performance hurdles have been met. Options expire 31/10/15) **629,007 TOTAL SHARE OPTIONS**
Class	Fully paid ordinary listed shares
Number acquired	27,100

Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$249,320.00
No. of securities held after change	469,049 (ANZ Nominees Limited) 666,426 (Derek O'Neill) 44,123 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2009, provided the performance hurdles have been met) 56,363 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2010, provided the performance hurdles have been met) 71,704 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2011, provided the performance hurdles have been met) **1,307,665 TOTAL FULLY PAID ORDINARY SHARES** 629,007 (Derek O'Neill – Share Options issued 31/10/08, exercisable at A$11.43, provided the performance hurdles have been met. Options expire 31/10/15) **629,007 TOTAL SHARE OPTIONS**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade.

Part 2 – Change of director's interests in contracts – N/A

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999
www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	BILLABONG INTERNATIONAL LIMITED
Fax number	0755899654
From	ASX Limited – Company Announcements Office
Date	21-Nov-2008
Time	16:45:13
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change in substantial holding from PPT

Perpetual INVESTMENTS

Date:	21 November 2008
To:	Ms Maria Manning Company Secretary Billabong International Limited Fax : (07) 5589 9654
From:	Joanne Hawkins Company Secretary
Subject:	**Form 604** **Notice of Change to Substantial Shareholding**
Pages:	15 (including this cover page)

Perpetual Investment Management Limited
ABN 18 000 866 535
Australian Financial Services Licence No. 234426

Angel Place ,123 Pitt Street
Sydney
GPO Box 4171
Sydney NSW 2001
Australia

Telephone 02 9229 9000
Facsimile 02 8256 1477

BY FAX

Dear Ms Manning

Please find attached a completed Form 604 for your information.

pp **Joanne Hawkins**
Company Secretary
Email – jhawkins@perpetual.com.au

Form 604

Corporations Law
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme BILLABONG INTERNATIONAL LIMITED

ACN/ARSN 084 923 946

1. Details of substantial holder (1)

Name PERPETUAL LIMITED and subsidiaries

ACN (if applicable) 000 431 827

There was a change in the interests of the Substantial holder on _20_/_11_/_2008_

The previous notice was given to the company on _23_/_09_/_2008_

The previous notice was dated _19_/_09_/_2008_

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	14,867,627	7.17%	17,288,399	8.24%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	Refer annexure 3				

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	Refer annexure 1 & 2				

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Refer to Annexure 1	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Refer to Annexure 1	

Signature

pp. Print name GLENDA CHARLES Capacity ASST. COMPANY SECRETARY

ANNEXURE 1 - Perpetual Investments Account Codes & Details

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, as Responsible Entity for:

INTERNAL CODE	ACCOUNT DETAILS	REGISTRATION DETAILS
ALL 'PC' CODES	RBC Dexia Investor Services Australia Pty Limited ACF: PIML (Select Investments) RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited ACF: PIML (Select Investments) RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001
ALL 'PIAEA' CODES	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Equity Analyst Fund Account Code: PIAEAP GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <BKPIOTH A/C> GPO Box 5430 Sydney NSW 2001
GSF	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Australia Share Fund Account Code: PIGSF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
ICAS	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Investor Choice Australian Asset Group Account Code: PICAS GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIIC A/C> GPO Box 5430 Sydney NSW 2001
ICIS	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Investor Choice Industrial Asset Group Account Code: PISIND GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIIC A/C> GPO Box 5430 Sydney NSW 2001
ICSC	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Investor Choice Smaller Asset Group Account Code: PISSCF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIIC A/C> GPO Box 5430 Sydney NSW 2001
PCEF	RBC Dexia Investor Services Australia Pty Limited Account Code: PICEF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PIBIAS	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Independent Australian Share Fund Account Code: PIBIAS GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Independent Australian Share Fund Account Code: PIBIAS GPO Box 5430 Sydney NSW 2001
PIDIF	RBC Dexia Investor Services Australia Pty Limited Account Code: PIDIF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PICREDIT A/C> GPO Box 5430 Sydney NSW 2001
PIDIF2	RBC Dexia Investor Services Australia Pty Limited Account Code: PIDIF2 GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PICREDIT A/C> GPO Box 5430 Sydney NSW 2001
PIEATF	UBS Nominee Pty Ltd ACF: Perpetual Equity Alpha Fund Account code: PIEATF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Philip Tower Sydney NSW 2000
PIRAF	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Resource Fund Account code: PIRAF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <BKPIOTH A/C> GPO Box 5430 Sydney NSW 2001
PIWGAF	UBS Nominee Pty Ltd ACF: Perpetual Wholesale Geared Australian Share Fund Account code: PIWGAF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Philip Tower Sydney NSW 2000
PIWCPF	RBC Dexia Investor Services Australia Pty Limited ACF: PI Protected Aust Share Fund A Account code PIWCPF GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Philip Tower Sydney NSW 2000
PIWJPI	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual JF Wholesale Prop Income Fund Account Code: PIWJPI GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PIWQMN	UBS Nominee Pty Ltd ACF: Perpetual QI Market Neutral Fund Account code: PIWQMN RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Philip Tower Sydney NSW 2000

PIWSPF	UBS Nominee Pty Ltd ACF: Perpetual Wholesale Share Plus Fund Account code PIWSPF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWQLS	UBS Nominee Pty Ltd ACF: Perpetual QI Long Short Fund Account code: PIWQLS RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Philip Tower Sydney NSW 2000
PIISF1	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual's Industrial Share Fund One Account Code PIISF1 GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIISF1 A/C> GPO Box 5430 Sydney NSW 2001
PIISF2	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual's Industrial Share Fund Two Account Code: PIISF2 GPO Box 5430 Sydney NSW 2000	RBC Dexia Investor Services Australia Pty Limited <PIISF2 A/C> GPO Box 5430 Sydney NSW 2001
PIISF3	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual's Industrial Share Fund Account Code: PIISF3 GPO Box 5430 Sydney NSW 2000	RBC Dexia Investor Services Australia Pty Limited <PIISF3 A/C> GPO Box 5430 Sydney NSW 2001
PISCA	RBC Dexia Investor Services Australia Pty Limited ATF: Perpetual's Smaller Companies Analyst Fund Account Code: PISCA GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PIWSCM	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Wholesale Smaller Companies (M) Account Code: PIWSCM GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIWSCM A/C> GPO Box 5430 Sydney NSW 2001
PIWSCB	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Wholesale Smaller Companies (B) Account Code: PIWSCB GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIWSCB A/C> GPO Box 5430 Sydney NSW 2001
PIWERF	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Wholesale Ethical Fund Account Code: PIWERF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIWERF A/C> GPO Box 5430 Sydney NSW 2001
PPSF	RBC Dexia Investor Services Australia Pty Limited ATF: Perpetual James Fielding Wholesale Property Securities Fund Account Code: PIPSF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PWSCF	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Wholesale Smaller Co Fund Account Code: PIWSCF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, as Trustee for:

ALL 'SS' CODES	RBC Dexia Investor Services Australia Pty Limited ACF: PIML (Select Super) RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited ACF: PIML (Select Super) RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, under Investment Management Agreements with:

INTERNAL CODE	ACCOUNT DETAILS	REGISTRATION DETAILS
AMCORP	National Nominees Ltd ACF: IOOF Account Account Code: PIAMC RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C ATPFAE 6822 - 16 5th Floor South 271 Collins Street Melbourne VIC 3000
ARF	JP Morgan Chase Nominees Ltd ACF: Australian Retirement Fund Account Code: PIARF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 13415 Locked Bag 7 Royal Exchange Sydney NSW 2000
CBAISF	Citicorp Nominees Pty Ltd. ACF: Commonwealth Aust Shares Fund 4 Account Code PICISF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EAZC04 GPO Box 764G Melbourne VIC 3001
NSWTC	Cogent Nominees Pty Ltd ACF: NSW Treasury Corporation Account Code: PINSWT RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited A/C HOFPTE P.O. Box R209 Royal Exchange Sydney NSW 1225

PIACT	JP Morgan Chase Nominees Ltd ACF: Australian Capital Territory Treasury Account Code: PIACT RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 32612 Locked Bag 7, Royal Exchange Sydney NSW 2000
PICATS	RBC Dexia Investor Services Australia Pty Limited ACF: Catholic Superannuation Fund Account Code: PICATS GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C COPMLT/6636-26 5th Floor South 271 Collins Street Melbourne VIC 3000
PIEFMS	Cogent Nominees Pty Ltd ACF: EFM Australian Share Fund 6 Account Code: PIEFMS RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited A/C WTXQIES P O Box R209 Royal Exchange Sydney NSW 1225
PIFIJI	National Nominees Limited ACF: Fiji National Provident Fund Account Code: PIFIJI RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C FNPEAE/2353-16 5th Floor South 271 Collins Street Melbourne VIC 3000
PIHEST	RBC Dexia Investor Services Australia Pty Limited ACF: HEST Australia Limited Account Code: PIHEST GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 33112 Locked Bag 7, Royal Exchange Sydney NSW 2000
PIUTD	Permanent Trustees Australia Ltd ACF: PI United Sector Leaders Property Fund Account Code: SMF0024 RBC Global Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited PO Box R209, Royal Exchange Sydney NSW 1225
PIMIT	Guardian Trust Australia Ltd ACF: Perpetual Cogent James Fielding Mondrian Investment Trust Account code PIMIT RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Guardian Trust Australia Ltd <Mondrian A/C> GPO Box 465 Sydney NSW 2001
PISTCF	RBC Dexia Investor Services Australia Pty Limited ACF: SAS Trustee Corporation Account Code: PISTCF GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 34893 Locked Bag 7, Royal Exchange Sydney NSW 2000
PMCBUS	National Nominees Ltd ACF: Construction & Building Union Superannuation Fund Account Code: PICBUS RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C CBPFAE/3267-45 5th Floor South 271 Collins Street Melbourne VIC 3000
PMCCSF	Citicorp Nominees Pty Ltd ACF: Commonwealth Aust Shares Fund 11 Account Code: PICCSF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EAS611 GPO Box 764G Melbourne VIC 3001
PMCPSF	Citicorp Nominees Pty Ltd ACF:Commonwealth Property Fund 3 Account Code: PICPSF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EPS803 GPO Box 764G Melbourne VIC 3001
PMFR	Westpac Custodian Nominees ACF: Frank Russell Investment Management Account Code: PIMFR RBC Global Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Westpac Custodian Nominees State Street Fund BOSD Level 9 / 60 Pitt Street Sydney NSW 2000
PMHOST	JP Morgan Chase Nominees Limited ACF: Host - Plus Pty Ltd Account Code: PIHOST RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 20004 Locked Bag 7 Royal Exchange Sydney NSW 2000
PML	Perpetual Management Limited Account Code: PTPML RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PMSTA	National Nominees Limited ACF: Super Trust of Australia Account Code: PISTA RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C: 5498-10 STPAAE 5th Floor South 271 Collins Street Melbourne VIC 3000
PNOM	Perpetual Nominees Pty Limited Account Code: PTPNOM RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTAL	Perpetual Australia Co Limited Account Code: PTPAL RBC Dexia Investor Services Australia Pty Limited GPO Box 5430, Sydney NSW 2000	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001

PTAN	Perpetual Nominees Limited Account Code: PTPAN RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTCO	Perpetual Trustee Co Limited Account Code. PTPCO RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTGEN	Perpetual Trustee Services General A/C Account Code: PTPGEN RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTNM	P.T.A. Nominees Limited ATF: Perpetual Trustees Nominees Limited Account Code: PTPNM RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTQLD	Perpetual Trustee Queensland Limited Account Code: PTPQLD RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTVIC	Perpetual Trustee Victoria Limited Account Code: PTHM RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTWA	Perpetual Trustee WA Limited Account Code: PTPWA RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
QITE2	RBC Dexia Investor Services Australia Pty Limited AFT: Quantitative Investments TE 2 Equity Fund Account Code: PIQTE2 GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
SMF	Permanent Trustees Australia Ltd ACF: SMF Funds Management <SMF 0013> Account Code: PISMF RBC Global Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited PO Box R209 Royal Exchange Sydney NSW 1225
T2	Perpetual Trustee Company Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T3	Perpetual Trustees Victoria Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T4	Perpetual Trustees Queensland Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T6	Perpetual Trustees WA Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T7	Perpetual Trustee Company Canberra Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
TEL	National Nominees Limited ACF: Telstra Superannuation Pty Limited Account Code: PITEL RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C 3093-15 TSPPAE 5th Floor South 271 Collins Street Melbourne VIC 3000

Perpetual Limited
GPO BOX 4172
Sydney NSW 2001

ANNEXURE 2

PRESENT RELEVANT INTERESTS

Summary (Perpetual Ltd)

File

BBG (BILLABONG INTERNAT) | Portfolios

Portfolio	Fund	Holdings
✔ ICSC	PM	346,050
✔ NSWTC	PM	324,083
✔ PCEF	PM	1,950,891
✔ TEL	PM	623,549
✔ T2	PCD	14,492
✔ PMCBUS	PM	1,386,632
✔ PMHOST	PM	564,956
✔ PMSTA	PM	2,168,288
✔ CBAISF	PM	839,667
✔ PIACT	PM	369,171
✔ PIHEST	PM	1,227,325
✔ PIEFM6	PM	537,154
✔ PISTCF	PM	34,014
✔ PIWQLS	PM	126,060
✔ PIBIAS	PM	27,900
✔ PCAEPR	PC	451,719
✔ PMISF	PM	4,865,589
✔ PMWSC	PM	246,399
✔ PIAUST	PM	79,995
✔ PISINP	PM	683,723
✔ XOEQFS	SA	2,757
✔ X00001	SA	1,132
✔ X00002	SA	690
✔ X00003	SA	587
✔ PIWSR1	PM	297,471
✔ PIWSR2	PM	117,662
✔ X00004	SA	443

This is annexure 2 Page 1 of 1 referred to in Form 604
Title: Notice of change in interest of substantial holder

ANNEXURE 3

CHANGES IN RELEVANT INTERESTS

Account	Security	Volume	Value		Price	AsAtDate
PIEFM6	BBG	19,595	208,448	$	10.64	10/10/2008
PIEFM6	BBG	19,594	208,798	$	10.66	10/10/2008
PIEFM6	BBG	- 10,190	- 127,554	$	12.52	04/11/2008
PIEFM6	BBG	- 12,601	- 157,979	$	12.54	04/11/2008
PIEFM6	BBG	7,334	70,949	$	9.67	17/11/2008
PIEFM6	BBG	6,822	67,037	$	9.83	18/11/2008
PIEFM6	BBG	14,936	137,667	$	9.22	19/11/2008
PIEFM6	BBG	141	1,270	$	9.01	20/11/2008
PIEFM6	BBG	31,508	286,924	$	9.11	20/11/2008
PIEFM6	BBG	7,421	67,308	$	9.07	20/11/2008
PMISF	BBG	175,493	1,870,089	$	10.66	10/10/2008
PMISF	BBG	175,491	1,866,838	$	10.64	10/10/2008
PMISF	BBG	- 65,965	- 825,723	$	12.52	04/11/2008
PMISF	BBG	- 81,581	- 1,022,781	$	12.54	04/11/2008
PMISF	BBG	69,393	671,308	$	9.67	17/11/2008
PMISF	BBG	58,832	578,119	$	9.83	18/11/2008
PMISF	BBG	129,999	1,198,214	$	9.22	19/11/2008
PMISF	BBG	1,262	11,371	$	9.01	20/11/2008
PMISF	BBG	282,559	2,573,095	$	9.11	20/11/2008
PMISF	BBG	66,552	603,627	$	9.07	20/11/2008
PISINP	BBG	24,861	264,466	$	10.64	10/10/2008
PISINP	BBG	24,861	264,924	$	10.66	10/10/2008
PISINP	BBG	- 13,389	- 167,858	$	12.54	04/11/2008
PISINP	BBG	- 10,826	- 135,516	$	12.52	04/11/2008
PISINP	BBG	8,211	79,433	$	9.67	17/11/2008
PISINP	BBG	8,521	83,732	$	9.83	18/11/2008
PISINP	BBG	18,159	167,373	$	9.22	19/11/2008
PISINP	BBG	177	1,595	$	9.01	20/11/2008
PISINP	BBG	39,578	360,413	$	9.11	20/11/2008
PISINP	BBG	9,322	84,551	$	9.07	20/11/2008
CBAISF	BBG	30,052	320,240	$	10.66	10/10/2008
CBAISF	BBG	30,053	319,698	$	10.64	10/10/2008
CBAISF	BBG	- 11,434	- 143,126	$	12.52	04/11/2008
CBAISF	BBG	- 14,140	- 177,273	$	12.54	04/11/2008
CBAISF	BBG	15,062	145,710	$	9.67	17/11/2008
CBAISF	BBG	10,590	104,064	$	9.83	18/11/2008
CBAISF	BBG	23,847	219,800	$	9.22	19/11/2008
CBAISF	BBG	49,581	451,504	$	9.11	20/11/2008
CBAISF	BBG	11,678	105,919	$	9.07	20/11/2008
CBAISF	BBG	221	1,991	$	9.01	20/11/2008
PMCBUS	BBG	- 7,327	- 101,357	$	13.83	22/09/2008
PMCBUS	BBG	- 75,676	- 1,014,876	$	13.41	23/09/2008
PMCBUS	BBG	- 15,178	- 207,855	$	13.69	24/09/2008
PMCBUS	BBG	15,009	184,795	$	12.31	06/10/2008
PMCBUS	BBG	8,354	100,215	$	12.00	07/10/2008
PMCBUS	BBG	11,715	134,578	$	11.49	08/10/2008
PMCBUS	BBG	19,726	226,930	$	11.50	09/10/2008
PMCBUS	BBG	15,678	180,297	$	11.50	09/10/2008
PMCBUS	BBG	37,331	396,649	$	10.63	10/10/2008
PMCBUS	BBG	26,087	277,177	$	10.63	10/10/2008

PMCBUS	BBG	11,439	124,186	$	10.86	13/10/2008
PMCBUS	BBG	14,148	160,973	$	11.38	14/10/2008
PMCBUS	BBG	- 14,700	- 180,166	$	12.26	21/10/2008
PMCBUS	BBG	- 5,389	- 65,921	$	12.23	22/10/2008
PMCBUS	BBG	8,894	98,160	$	11.04	27/10/2008
PMCBUS	BBG	24,368	266,803	$	10.95	28/10/2008
PMCBUS	BBG	- 25,868	- 312,942	$	12.10	29/10/2008
PMCBUS	BBG	- 30,992	- 372,273	$	12.01	31/10/2008
PMCBUS	BBG	- 9,572	- 120,190	$	12.56	03/11/2008
PMCBUS	BBG	- 1,232	- 15,422	$	12.52	04/11/2008
PMCBUS	BBG	- 1,523	- 19,094	$	12.54	04/11/2008
PMCBUS	BBG	- 24,624	- 308,211	$	12.52	05/11/2008
PMCBUS	BBG	65,583	731,250	$	11.15	07/11/2008
PMCBUS	BBG	7,533	82,625	$	10.97	14/11/2008
PMCBUS	BBG	7,780	75,265	$	9.67	17/11/2008
PMCBUS	BBG	12,303	120,895	$	9.83	18/11/2008
PMCBUS	BBG	17,189	162,766	$	9.47	19/11/2008
PMCBUS	BBG	24,206	229,986	$	9.50	19/11/2008
PCAEPR	BBG	- 6,140	- 84,937	$	13.83	22/09/2008
PCAEPR	BBG	- 21,760	- 291,819	$	13.41	23/09/2008
PCAEPR	BBG	- 4,252	- 58,229	$	13.69	24/09/2008
PCAEPR	BBG	4,359	53,669	$	12.31	06/10/2008
PCAEPR	BBG	2,154	25,839	$	12.00	07/10/2008
PCAEPR	BBG	3,658	42,022	$	11.49	08/10/2008
PCAEPR	BBG	4,885	56,198	$	11.50	09/10/2008
PCAEPR	BBG	3,882	44,643	$	11.50	09/10/2008
PCAEPR	BBG	10,775	114,487	$	10.63	10/10/2008
PCAEPR	BBG	7,529	79,996	$	10.63	10/10/2008
PCAEPR	BBG	4,971	53,987	$	10.86	13/10/2008
PCAEPR	BBG	4,291	48,822	$	11.38	14/10/2008
PCAEPR	BBG	- 4,209	- 51,586	$	12.26	21/10/2008
PCAEPR	BBG	- 1,590	- 19,450	$	12.23	22/10/2008
PCAEPR	BBG	2,672	29,490	$	11.04	27/10/2008
PCAEPR	BBG	7,266	79,555	$	10.95	28/10/2008
PCAEPR	BBG	- 7,865	- 95,155	$	12.10	29/10/2008
PCAEPR	BBG	- 8,899	- 106,894	$	12.01	31/10/2008
PCAEPR	BBG	- 1,963	- 24,610	$	12.54	04/11/2008
PCAEPR	BBG	- 1,587	- 19,865	$	12.52	04/11/2008
PCAEPR	BBG	- 7,320	- 91,622	$	12.52	05/11/2008
PCAEPR	BBG	19,433	216,678	$	11.15	07/11/2008
PCAEPR	BBG	2,632	28,869	$	10.97	14/11/2008
PCAEPR	BBG	6,767	65,465	$	9.67	17/11/2008
PCAEPR	BBG	3,470	32,858	$	9.47	19/11/2008
PCAEPR	BBG	4,886	46,423	$	9.50	19/11/2008
NSWTC	BBG	3,386	41,689	$	12.31	06/10/2008
NSWTC	BBG	2,595	31,129	$	12.00	07/10/2008
NSWTC	BBG	3,722	42,757	$	11.49	08/10/2008
NSWTC	BBG	5,476	62,996	$	11.50	09/10/2008
NSWTC	BBG	4,353	50,060	$	11.50	09/10/2008
NSWTC	BBG	11,660	123,890	$	10.63	10/10/2008
NSWTC	BBG	8,149	86,584	$	10.63	10/10/2008
NSWTC	BBG	6,149	66,755	$	10.86	13/10/2008
NSWTC	BBG	15,000	170,664	$	11.38	14/10/2008
NSWTC	BBG	24,214	267,243	$	11.04	27/10/2008
NSWTC	BBG	- 9,138	- 110,557	$	12.10	29/10/2008
NSWTC	BBG	- 11,156	- 134,006	$	12.01	31/10/2008

NSWTC	BBG	-	3,285	-	41,249	$	12.56	03/11/2008
NSWTC	BBG	-	768	-	9,613	$	12.52	05/11/2008
NSWTC	BBG		23,787		265,225	$	11.15	07/11/2008
NSWTC	BBG		7,167		78,609	$	10.97	14/11/2008
NSWTC	BBG		2,157		20,867	$	9.67	17/11/2008
NSWTC	BBG		2,327		22,866	$	9.83	18/11/2008
NSWTC	BBG		4,899		46,390	$	9.47	19/11/2008
NSWTC	BBG		6,898		65,540	$	9.50	19/11/2008
PMSTA	BBG	-	41,760	-	577,683	$	13.83	22/09/2008
PMSTA	BBG	-	115,305	-	1,546,332	$	13.41	23/09/2008
PMSTA	BBG	-	21,975	-	300,937	$	13.69	24/09/2008
PMSTA	BBG		22,594		278,184	$	12.31	06/10/2008
PMSTA	BBG		10,925		131,056	$	12.00	07/10/2008
PMSTA	BBG		19,875		228,318	$	11.49	08/10/2008
PMSTA	BBG		25,621		294,747	$	11.50	09/10/2008
PMSTA	BBG		20,364		234,186	$	11.50	09/10/2008
PMSTA	BBG		57,183		607,581	$	10.63	10/10/2008
PMSTA	BBG		39,963		424,611	$	10.63	10/10/2008
PMSTA	BBG		26,737		290,268	$	10.86	13/10/2008
PMSTA	BBG		23,266		264,716	$	11.38	14/10/2008
PMSTA	BBG	-	22,138	-	271,328	$	12.26	21/10/2008
PMSTA	BBG	-	8,560	-	104,711	$	12.23	22/10/2008
PMSTA	BBG		14,414		159,083	$	11.04	27/10/2008
PMSTA	BBG		39,081		427,894	$	10.95	28/10/2008
PMSTA	BBG	-	42,629	-	515,751	$	12.10	29/10/2008
PMSTA	BBG	-	45,850	-	550,746	$	12.01	31/10/2008
PMSTA	BBG	-	11,141	-	139,676	$	12.54	04/11/2008
PMSTA	BBG	-	9,009	-	112,771	$	12.52	04/11/2008
PMSTA	BBG	-	39,216	-	490,855	$	12.52	05/11/2008
PMSTA	BBG		104,168		1,161,473	$	11.15	07/11/2008
PMSTA	BBG		34,292		376,128	$	10.97	14/11/2008
PMSTA	BBG		24,948		241,349	$	9.67	17/11/2008
PMSTA	BBG		17,307		170,067	$	9.83	18/11/2008
PMSTA	BBG		25,080		237,488	$	9.47	19/11/2008
PMSTA	BBG		35,317		335,554	$	9.50	19/11/2008
PCEF	BBG	-	26,160	-	361,882	$	13.83	22/09/2008
PCEF	BBG	-	107,976	-	1,448,045	$	13.41	23/09/2008
PCEF	BBG	-	20,266	-	277,533	$	13.69	24/09/2008
PCEF	BBG		24,739		304,594	$	12.31	06/10/2008
PCEF	BBG		10,774		129,245	$	12.00	07/10/2008
PCEF	BBG		18,328		210,547	$	11.49	08/10/2008
PCEF	BBG		23,534		270,737	$	11.50	09/10/2008
PCEF	BBG		18,704		215,096	$	11.50	09/10/2008
PCEF	BBG		52,945		562,551	$	10.63	10/10/2008
PCEF	BBG		37,000		393,129	$	10.63	10/10/2008
PCEF	BBG		21,764		236,279	$	10.86	13/10/2008
PCEF	BBG		20,973		238,627	$	11.38	14/10/2008
PCEF	BBG	-	11,208	-	137,367	$	12.26	21/10/2008
PCEF	BBG	-	7,989	-	97,726	$	12.23	22/10/2008
PCEF	BBG		12,978		143,234	$	11.04	27/10/2008
PCEF	BBG		32,544		356,321	$	10.95	28/10/2008
PCEF	BBG	-	46,167	-	558,556	$	12.10	29/10/2008
PCEF	BBG	-	46,178	-	554,686	$	12.01	31/10/2008
PCEF	BBG	-	107	-	1,344	$	12.56	03/11/2008
PCEF	BBG	-	10,138	-	127,101	$	12.54	04/11/2008
PCEF	BBG	-	8,197	-	102,607	$	12.52	04/11/2008

PCEF	BBG	-	35,676	-	446,546	$	12.52	05/11/2008
PCEF	BBG		97,327		1,085,196	$	11.15	07/11/2008
PCEF	BBG		11,784		129,252	$	10.97	14/11/2008
PCEF	BBG		29,842		288,694	$	9.67	17/11/2008
PCEF	BBG		20,770		197,340	$	9.50	19/11/2008
PCEF	BBG		14,749		139,661	$	9.47	19/11/2008
PIACT	BBG	-	4,992	-	69,056	$	13.83	22/09/2008
PIACT	BBG	-	19,835	-	266,003	$	13.41	23/09/2008
PIACT	BBG	-	3,891	-	53,285	$	13.69	24/09/2008
PIACT	BBG		3,964		48,806	$	12.31	06/10/2008
PIACT	BBG		1,988		23,848	$	12.00	07/10/2008
PIACT	BBG		3,288		37,772	$	11.49	08/10/2008
PIACT	BBG		4,467		51,389	$	11.50	09/10/2008
PIACT	BBG		3,550		40,825	$	11.50	09/10/2008
PIACT	BBG		6,855		72,835	$	10.63	10/10/2008
PIACT	BBG		9,809		104,223	$	10.63	10/10/2008
PIACT	BBG		4,512		48,984	$	10.86	13/10/2008
PIACT	BBG		3,871		44,043	$	11.38	14/10/2008
PIACT	BBG	-	3,836	-	47,015	$	12.26	21/10/2008
PIACT	BBG	-	1,446	-	17,688	$	12.23	22/10/2008
PIACT	BBG		2,423		26,742	$	11.04	27/10/2008
PIACT	BBG		6,581		72,055	$	10.95	28/10/2008
PIACT	BBG	-	7,096	-	85,852	$	12.10	29/10/2008
PIACT	BBG	-	8,116	-	97,489	$	12.01	31/10/2008
PIACT	BBG	-	1,802	-	22,592	$	12.54	04/11/2008
PIACT	BBG	-	1,457	-	18,238	$	12.52	04/11/2008
PIACT	BBG	-	6,655	-	83,299	$	12.52	05/11/2008
PIACT	BBG		17,621		196,474	$	11.15	07/11/2008
PIACT	BBG		3,546		38,894	$	10.97	14/11/2008
PIACT	BBG		4,376		42,334	$	9.67	17/11/2008
PIACT	BBG		2,921		28,703	$	9.83	18/11/2008
PIACT	BBG		6,011		57,112	$	9.50	19/11/2008
PIACT	BBG		4,269		40,424	$	9.47	19/11/2008
PMHOST	BBG	-	7,592	-	105,023	$	13.83	22/09/2008
PMHOST	BBG	-	30,355	-	407,085	$	13.41	23/09/2008
PMHOST	BBG	-	5,960	-	81,619	$	13.69	24/09/2008
PMHOST	BBG		6,084		74,908	$	12.31	06/10/2008
PMHOST	BBG		3,045		36,528	$	12.00	07/10/2008
PMHOST	BBG		5,026		57,737	$	11.49	08/10/2008
PMHOST	BBG		6,838		78,665	$	11.50	09/10/2008
PMHOST	BBG		5,434		62,491	$	11.50	09/10/2008
PMHOST	BBG		15,012		159,506	$	10.63	10/10/2008
PMHOST	BBG		10,490		111,457	$	10.63	10/10/2008
PMHOST	BBG		6,905		74,983	$	10.86	13/10/2008
PMHOST	BBG		5,922		67,379	$	11.38	14/10/2008
PMHOST	BBG	-	5,871	-	71,956	$	12.26	21/10/2008
PMHOST	BBG	-	2,213	-	27,071	$	12.23	22/10/2008
PMHOST	BBG		3,707		40,913	$	11.04	27/10/2008
PMHOST	BBG		10,070		110,255	$	10.95	28/10/2008
PMHOST	BBG	-	10,858	-	131,367	$	12.10	29/10/2008
PMHOST	BBG	-	12,417	-	149,152	$	12.01	31/10/2008
PMHOST	BBG	-	2,230	-	27,914	$	12.52	04/11/2008
PMHOST	BBG	-	2,758	-	34,577	$	12.54	04/11/2008
PMHOST	BBG	-	10,147	-	127,007	$	12.52	05/11/2008
PMHOST	BBG		26,964		300,649	$	11.15	07/11/2008
PMHOST	BBG		5,374		58,944	$	10.97	14/11/2008

PMHOST	BBG	6,698	64,797	$	9.67	17/11/2008
PMHOST	BBG	4,470	43,924	$	9.83	18/11/2008
PMHOST	BBG	6,533	61,862	$	9.47	19/11/2008
PMHOST	BBG	9,199	87,402	$	9.50	19/11/2008
TEL	BBG	6,614	81,433	$	12.31	06/10/2008
TEL	BBG	5,289	63,445	$	12.00	07/10/2008
TEL	BBG	9,028	103,710	$	11.49	08/10/2008
TEL	BBG	9,647	110,941	$	11.50	09/10/2008
TEL	BBG	12,139	139,648	$	11.50	09/10/2008
TEL	BBG	26,486	281,440	$	10.63	10/10/2008
TEL	BBG	18,510	196,671	$	10.63	10/10/2008
TEL	BBG	15,413	167,327	$	10.86	13/10/2008
TEL	BBG	- 15,000	- 183,840	$	12.26	21/10/2008
TEL	BBG	19,120	211,022	$	11.04	27/10/2008
TEL	BBG	- 19,692	- 238,246	$	12.10	29/10/2008
TEL	BBG	- 20,601	- 247,459	$	12.01	31/10/2008
TEL	BBG	- 23,181	- 290,150	$	12.52	05/11/2008
TEL	BBG	44,898	500,613	$	11.15	07/11/2008
TEL	BBG	11,833	129,787	$	10.97	14/11/2008
TEL	BBG	2,348	22,715	$	9.67	17/11/2008
TEL	BBG	5,302	52,100	$	9.83	18/11/2008
TEL	BBG	12,837	121,968	$	9.50	19/11/2008
TEL	BBG	9,116	86,322	$	9.47	19/11/2008
PCAEPR	BBG	12,664	134,872	$	10.65	10/10/2008
PCAEPR	BBG	1,883	22,558	$	11.98	24/10/2008
PCAEPR	BBG	- 42,207	- 528,010	$	12.51	05/11/2008
T2	BBG	11,312	139,277	$	12.31	06/10/2008
PIHEST	BBG	- 6,029	- 83,402	$	13.83	22/09/2008
PIHEST	BBG	- 67,133	- 900,307	$	13.41	23/09/2008
PIHEST	BBG	- 13,478	- 184,574	$	13.69	24/09/2008
PIHEST	BBG	13,251	163,150	$	12.31	06/10/2008
PIHEST	BBG	7,438	89,226	$	12.00	07/10/2008
PIHEST	BBG	10,360	119,013	$	11.49	08/10/2008
PIHEST	BBG	17,725	203,910	$	11.50	09/10/2008
PIHEST	BBG	14,088	162,012	$	11.50	09/10/2008
PIHEST	BBG	33,118	351,885	$	10.63	10/10/2008
PIHEST	BBG	23,143	245,897	$	10.63	10/10/2008
PIHEST	BBG	9,922	107,717	$	10.86	13/10/2008
PIHEST	BBG	12,529	142,552	$	11.38	14/10/2008
PIHEST	BBG	- 13,038	- 159,786	$	12.26	21/10/2008
PIHEST	BBG	- 4,775	- 58,411	$	12.23	22/10/2008
PIHEST	BBG	7,875	86,914	$	11.04	27/10/2008
PIHEST	BBG	21,590	236,387	$	10.95	28/10/2008
PIHEST	BBG	- 22,889	- 276,925	$	12.10	29/10/2008
PIHEST	BBG	- 27,506	- 330,399	$	12.01	31/10/2008
PIHEST	BBG	- 8,936	- 112,204	$	12.56	03/11/2008
PIHEST	BBG	- 1,103	- 13,828	$	12.54	04/11/2008
PIHEST	BBG	- 892	- 11,166	$	12.52	04/11/2008
PIHEST	BBG	- 21,830	- 273,240	$	12.52	05/11/2008
PIHEST	BBG	58,119	648,027	$	11.15	07/11/2008
PIHEST	BBG	10,839	118,886	$	10.97	14/11/2008
PIHEST	BBG	5,184	50,151	$	9.67	17/11/2008
PIHEST	BBG	9,337	91,750	$	9.83	18/11/2008
PIHEST	BBG	13,837	131,025	$	9.47	19/11/2008
PIHEST	BBG	19,484	185,121	$	9.50	19/11/2008
X00001	BBG	- 235	- 3,169	$	13.49	26/09/2008

X00001	BBG	201	1,897	$	9.44	19/11/2008
X00002	BBG	- 32	- 432	$	13.49	26/09/2008
X00002	BBG	123	1,161	$	9.44	19/11/2008
PIAUST	BBG	- 3,507	- 47,030	$	13.41	23/09/2008
PIAUST	BBG	- 3,385	- 46,356	$	13.69	24/09/2008
PIAUST	BBG	2,981	34,294	$	11.50	09/10/2008
PIAUST	BBG	2,369	27,244	$	11.50	09/10/2008
PIAUST	BBG	2,128	22,610	$	10.63	10/10/2008
PIAUST	BBG	1,487	15,800	$	10.63	10/10/2008
PIAUST	BBG	2,479	27,360	$	11.04	27/10/2008
PIAUST	BBG	- 1,845	- 22,162	$	12.01	31/10/2008
PIAUST	BBG	- 1,460	- 18,274	$	12.52	05/11/2008
PIAUST	BBG	4,318	48,146	$	11.15	07/11/2008
PIAUST	BBG	769	8,435	$	10.97	14/11/2008
PIAUST	BBG	869	8,539	$	9.83	18/11/2008
PIAUST	BBG	693	6,584	$	9.50	19/11/2008
PIAUST	BBG	493	4,668	$	9.47	19/11/2008
PIAUST	BBG	- 15,736	- 191,979	$	12.20	17/10/2008
PMWSRF	BBG	- 45,164	- 605,667	$	13.41	23/09/2008
PMWSRF	BBG	- 11,615	- 159,062	$	13.69	24/09/2008
PMWSRF	BBG	2,429	27,944	$	11.50	09/10/2008
PMWSRF	BBG	1,931	22,207	$	11.50	09/10/2008
PMWSRF	BBG	11,257	119,608	$	10.63	10/10/2008
PMWSRF	BBG	7,867	83,588	$	10.63	10/10/2008
PMWSRF	BBG	7,188	78,035	$	10.86	13/10/2008
PMWSRF	BBG	- 10,000	- 122,561	$	12.26	21/10/2008
PMWSRF	BBG	2,589	28,574	$	11.04	27/10/2008
PMWSRF	BBG	- 9,298	- 111,688	$	12.01	31/10/2008
PMWSRF	BBG	- 6,523	- 81,646	$	12.52	05/11/2008
PMWSRF	BBG	19,782	220,569	$	11.15	07/11/2008
PMWSRF	BBG	4,231	46,407	$	10.97	14/11/2008
PMWSRF	BBG	1,674	16,450	$	9.83	18/11/2008
PMWSRF	BBG	4,179	39,572	$	9.47	19/11/2008
PMWSRF	BBG	5,885	55,915	$	9.50	19/11/2008
PMWSRF	BBG	- 50,000	- 704,095	$	14.08	22/09/2008
PMWSRF	BBG	- 9,264	- 113,021	$	12.20	17/10/2008
X00003	BBG	- 133	- 1,794	$	13.49	26/09/2008
X00003	BBG	103	972	$	9.44	19/11/2008
PIWQLS	BBG	- 28,948	- 334,129	$	11.54	30/10/2008
PIWQLS	BBG	- 10,731	- 129,662	$	12.08	31/10/2008
PIWQLS	BBG	- 123,952	- 1,124,269	$	9.07	20/11/2008
PIBIAS	BBG	35,000	379,974	$	10.86	13/10/2008
PIBIAS	BBG	- 35,000	- 428,141	$	12.23	22/10/2008
PIBIAS	BBG	58,500	640,505	$	10.95	28/10/2008
PIBIAS	BBG	- 7,800	- 94,369	$	12.10	29/10/2008
PIBIAS	BBG	- 28,100	- 352,838	$	12.56	03/11/2008
PIBIAS	BBG	- 22,600	- 282,877	$	12.52	05/11/2008
PIBIAS	BBG	18,000	200,700	$	11.15	07/11/2008
PIBIAS	BBG	9,900	95,774	$	9.67	17/11/2008
PISTCF	BBG	34,014	374,256	$	11.00	14/11/2008
X00004	BBG	443	4,089	$	9.23	19/11/2008
X0EQFS	BBG	2,757	25,447	$	9.23	19/11/2008
PMWSC	BBG	81,353	770,348	$	9.47	19/11/2008
PMWSC	BBG	114,559	1,088,448	$	9.50	19/11/2008
PMWSC	BBG	9,590	86,981	$	9.07	20/11/2008
PMWSC	BBG	182	1,640	$	9.01	20/11/2008

PMWSC	BBG	40,715	370,771	$	9.11	20/11/2008
ICSC	BBG	161,704	1,536,382	$	9.50	19/11/2008
ICSC	BBG	114,833	1,087,377	$	9.47	19/11/2008
ICSC	BBG	13,204	119,760	$	9.07	20/11/2008
ICSC	BBG	250	2,253	$	9.01	20/11/2008
ICSC	BBG	56,059	510,501	$	9.11	20/11/2008

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity **BILLABONG INTERNATIONAL LIMITED**
ABN 17 084 923 946

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Gordon Stanley Merchant
Date of last notice	27 November 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held by Gordon Merchant No.2 Pty Ltd as trustee for others including Gordon Merchant.
Date of change	18 November 2008 19 November 2008 20 November 2008 21 November 2008
No. of securities held prior to change	29,173,189 Gordon Merchant No.2 Pty Ltd 2,268,994 GSM Pty Ltd
Class	Fully paid ordinary shares
Number acquired	33,500 40,000 39,646 3,985 Total: 117,131
Number disposed	N/A

+ See chapter 19 for defined terms.

BNE5_379428_1 (W2003)

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$326,342.10 $374,919.36 $359,871.28 $34,709.84
No. of securities held after change	29,290,320 Gordon Merchant No.2 Pty Ltd 2,268,994 GSM Pty Ltd
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	-
Interest acquired	-
Interest disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	-
Interest after change	-

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BILLABONG INTERNATIONAL LIMITED**
ABN	**17 084 923 946**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Derek O'Neill
Date of last notice	20 November 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	1) 19 November 2008 2) 24 November 2008
No. of securities held prior to change	469,049 (ANZ Nominees Limited) 666,426 (Derek O'Neill) 44,123 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2009, provided the performance hurdles have been met) 56,363 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2010, provided the performance hurdles have been met) 71,704 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2011, provided the performance hurdles have been met) **1,307,665 TOTAL FULLY PAID ORDINARY SHARES** 629,007 (Derek O'Neill – Share Options issued 31/10/08, exercisable at A$11.43, provided the performance hurdles have been met. Options expire 31/10/15) **629,007 TOTAL SHARE OPTIONS**
Class	Fully paid ordinary listed shares

Number acquired	1) 234,524 2) 234,525
Number disposed	1) 234,524 2) 234,525
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	1) $2,157,620.80 2) NIL
No. of securities held after change	234,524 Derek O'Neill & Nicole O'Neill <O'Neill Family A/C> 900,951 (Derek O'Neill) 44,123 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2009, provided the performance hurdles have been met) 56,363 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2010, provided the performance hurdles have been met) 71,704 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2011, provided the performance hurdles have been met) **1,307,665 TOTAL FULLY PAID ORDINARY SHARES** 629,007 (Derek O'Neill – Share Options issued 31/10/08, exercisable at A$11.43, provided the performance hurdles have been met. Options expire 31/10/15) **629,007 TOTAL SHARE OPTIONS**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	1) Off-market trade to transfer shares from ANZ Nominees Limited to Derek O'Neill & Nicole O'Neill <O'Neill Family A/C>. 2) Off-market trade to transfer shares from ANZ Nominees Limited to Derek O'Neill.

Part 2 – Change of director's interests in contracts – N/A

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BILLABONG INTERNATIONAL LIMITED**
ABN	**17 084 923 946**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Anthony Grant Froggatt
Date of last notice	21 February 2008 (Appendix 3X)

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	24 November 2008
No. of securities held prior to change	NIL
Class	Fully paid ordinary listed shares
Number acquired	6,350
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$59,780.52
No. of securities held after change	6,350
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts – N/A

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BILLABONG INTERNATIONAL LIMITED**
ABN	**17 084 923 946**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Edward Kunkel
Date of last notice	24 October 2008

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct & Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	20 November 2008
No. of securities held prior to change	96,712
Class	Fully paid ordinary listed shares
Number acquired	51,189
Number disposed	51,189
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$461,212.89
No. of securities held after change	96,712
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off-market trade to transfer shares from Edward Thomas Kunkel to ETK Nominees Pty Limited <ETK Super Fund A/C>.

Part 2 – Change of director's interests in contracts – N/A

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

9
Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BILLABONG INTERNATIONAL LIMITED

ABN

17 084 923 946

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Unquoted options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	314,503
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Options issued 24/11/08, exercisable at A$10.80 and expiring 24/11/15

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No	
5	Issue price or consideration	NIL	
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Options issued pursuant to an Executive Performance & Retention Plan approved by shareholders at the Company's AGM on 28 October 2008.	
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	N/A	
		Number	**+Class**
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	209,879,190	Ordinary
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,588	Options expiring 10 August 2009 exercisable at $13.69 (BBGAY)
		1,782,183	Options expiring 31 October 2015 exercisable at $11.43 (BBGAS)
		314,503	Options expiring 24 November 2015 exercisable at $10.80
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A	

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Date: 2 December 2008

Print name: MARIA MANNING
Company Secretary

== == == == ==

+ See chapter 19 for defined terms.

Billabong International Limited

ABN 17 084 923 946



1 Billabong Place
Burleigh Heads
QLD 4220 Australia

P O Box 283
Burleigh Heads
QLD 4220 Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

www.billabongbiz.com

ASX ANNOUNCEMENT

MARKET UPDATE

GOLD COAST, 4 December 2008: A further deterioration in trading conditions at a consumer level, primarily in the United States, has led Billabong International Limited to review its forward expectations for the 2008-09 financial year.

The softness, which is being seen at both the wholesale and company-owned retail levels, particularly in the US, has accelerated throughout November. In response to this, the Company is revising its full year guidance to a range of 6% to 10% earnings per share (EPS) growth, down from the previously forecast 12% to 16% EPS growth provided at the time of the Company's Annual General Meeting in October 2008. This assumes a revised annual average exchange rate of 75 cents for the AUD/USD and an unchanged 55 cents for the AUD/Euro.

The Company has taken the view that the weaker than anticipated conditions are likely to extend well into the financial year. While forward orders remain good, some retailers have requested shipments to be delayed. Additionally, repeat business in November was weaker than anticipated. In the face of deep discounting within sections of the industry Billabong, wherever possible, is retaining its regular pricing strategy. This has impacted sales, but is essential to the maintenance of brand equity.

At a regional level, sales growth within Europe has eased slightly, Australia remains relatively subdued and margins are being pressured in South Africa following a steep depreciation in the Rand versus the USD. Sales remain strong in some markets including South America, Japan and greater Asia. In addition to this, the dramatic weakening of currencies including the Canadian dollar versus the USD and the British pound versus the Euro is having an adverse impact on the Company's regional results.

In response to current conditions, the Company continues to scrutinise and reduce costs, manage receivables and inventory levels across all regions and closely monitor and review both small and large accounts.

The revised guidance implies full year sales growth in excess of 25% and EBITDA growth in the vicinity of 20%. The difference between forecast EBITDA growth and forecast EPS growth relates primarily to higher depreciation and amortisation and higher interest costs, primarily relating to borrowings for recent acquisitions. Much of the impact from the deterioration in trading conditions is likely to be seen in the Company's first half results. The Company anticipates it will deliver negative EPS growth for the six months to 31 December 2008, given it will include only relatively minor benefits from currency and will reflect a compression of EBITDA margins as softer than anticipated sales have not been matched in the short term by reductions in both wholesale and retail overheads. The second half is expected to be significantly stronger given it is the larger selling season in the Northern Hemisphere, will include a full six months contribution from the recently acquired DaKine brand and will reflect a realignment in both wholesale and retail overheads to restore EBITDA margins. The second half is also expected to deliver significant currency benefits, with the Company's currency assumptions implying an average AUD/USD exchange rate of 71 cents for the seven months to 30 June 2009.

The new guidance, together with each of the above assumptions, assumes the absence of any further exceptional, unforeseen circumstances and, in particular, any further significant deterioration in the US retail market.

When making currency assumptions relative to the Company's reported financial performance, if the annual average exchange rates vary from the Company's assumed rates, each 1 cent movement in the AUD/USD is estimated to result in approximately 0.6% profit translation impact on net profit after tax and, similarly, each 1 cent movement in the AUD/Euro is estimated to result in approximately 0.6% profit translation impact on net profit after tax.

An analyst conference call for invited participants will be held at 10.30am (Sydney time) today to discuss this announcement. A live audio webcast of the call will be available to all other interested parties on the following link: http://wcc.webeventservices.com/view/wl/r.htm?e=128921&s=1&k=5A0623351DD2E39E272075DA778FF189&cb=genesys. A transcript of the call will be available on www.billabongbiz.com shortly after the completion of the call.

Maria Manning
Company Secretary

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999
www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	BILLABONG INTERNATIONAL LIMITED
Fax number	0755899654
From	ASX Limited – Company Announcements Office
Date	10-Dec-2008
Time	17:50:27
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change in substantial holding from PPT

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Perpetual INVESTMENTS

Perpetual Investment Management Limited
ABN 18 000 866 535
Australian Financial Services Licence No. 234426

Angel Place, 123 Pitt Street
Sydney
GPO Box 4171
Sydney NSW 2001
Australia

Telephone 02 9229 9000
Facsimile 02 8256 1477

BY FAX

Date:	10 December 2008
To:	Ms Maria Manning Company Secretary Billabong International Limited Fax : (07) 5589 9654
From:	Glenda Charles Assistant Company Secretary
Subject:	**Form 604** **Notice of Change to Substantial Shareholding**
Pages:	11 (including this cover page)

Dear Ms Manning

Please find attached a completed Form 604 for your information.

Glenda Charles
Assistant Company Secretary
Email – gcharles@perpetual.com.au

Form 604

Corporations Law
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme BILLABONG INTERNATIONAL LIMITED

ACN/ARSN 084 923 946

1. Details of substantial holder (1)

Name **PERPETUAL LIMITED and subsidiaries**

ACN (if applicable) **000 431 827**

There was a change in the interests of the Substantial holder on _09_/_12_/_2008__

The previous notice was given to the company on _21_/_11_/_2008__

The previous notice was dated _20_/_11_/_2008__

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	17,288,399	8.24%	19,536,570	9.31%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	Refer annexure 3				

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	Refer annexure 1 & 2				

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (√) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Refer to Annexure 1	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Refer to Annexure 1	

Signature

Print name GLENDA CHARLES Capacity ASST. COMPANY SECRETARY

ANNEXURE 1 - Perpetual Investments Account Codes & Details

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, as Responsible Entity for:

INTERNAL CODE	ACCOUNT DETAILS	REGISTRATION DETAILS
ALL 'PC' CODES	RBC Dexia Investor Services Australia Pty Limited ACF: PIML (Select Investments) RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited ACF: PIML (Select Investments) RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001
ALL 'PIAEA' CODES	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Equity Analyst Fund Account Code: PIAEAP GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <BXPIOTH A/C> GPO Box 5430 Sydney NSW 2001
GSF	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Australia Share Fund Account Code: PIGSF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
ICAS	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Investor Choice Australian Asset Group Account Code PIICAS GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIIC A/C> GPO Box 5430 Sydney NSW 2001
ICIS	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Investor Choice Industrial Asset Group Account Code: PIBIND GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIIC A/C> GPO Box 5430 Sydney NSW 2001
ICSC	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Investor Choice Smaller Asset Group Account Code: PISSCF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIIC A/C> GPO Box 5430 Sydney NSW 2001
PCEF	RBC Dexia Investor Services Australia Pty Limited Account Code: PICEF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PIBIAS	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Independent Australian Share Fund Account Code: PIBIAS GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Independent Australian Share Fund Account Code: PIBIAS GPO Box 5430 Sydney NSW 2001
PIDIF	RBC Dexia Investor Services Australia Pty Limited Account Code: PIDIF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PICREDIT A/C> GPO Box 5430 Sydney NSW 2001
PIDIF2	RBC Dexia Investor Services Australia Pty Limited Account Code: PIDIF2 GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PICREDIT A/C> GPO Box 5430 Sydney NSW 2001
PIEATF	UBS Nominee Pty Ltd ACF. Perpetual Equity Alpha Fund Account code PIEATF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Governor Philip Tower Sydney NSW 2000
PIRAF	RBC Dexia Investor Services Australia Pty Limited ACF. Perpetual Resources Fund Account code PIRAF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <BXPIOTH A/C> GPO Box 5430 Sydney NSW 2001
PIWGAF	UBS Nominee Pty Ltd ACF: Perpetual Wholesale Geared Australian Share Fund Account code PIWGAF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Governor Philip Tower Sydney NSW 2000
PIWCPF	RBC Dexia Investor Services Australia Pty Limited ACF: PI Protected Aust Share Fund A Account code PIWCPF GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Governor Philip Tower Sydney NSW 2000
PIWJPI	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual JF Wholesale Prop Income Fund Account Code: PIWJPI GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PIWQMN	UBS Nominee Pty Ltd ACF: Perpetual QI Market Neutral Fund Account code: PIWQMN RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Governor Philip Tower Sydney NSW 2000

PIWSPF	UBS Nominees Pty Ltd ACF: Perpetual Wholesale Share Plus Fund Account code PIWSPF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25 1 Farrer Place Governor Phillip Tower Sydney NSW 2000
PIWQLS	UBS Nominees Pty Ltd ACF: Perpetual QI Long Short Fund Account code: PIWQLS RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Governor Phillip Tower Sydney NSW 2000
PMISF1	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual's Industrial Share Fund One Account Code: PISF1 GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PMISF1 A/C> GPO Box 5430 Sydney NSW 2001
PMISF2	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual's Industrial Share Fund Two Account Code: PISF2 GPO Box 5430 Sydney NSW 2000	RBC Dexia Investor Services Australia Pty Limited <PMISF2 A/C> GPO Box 5430 Sydney NSW 2001
PMISFJ	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual's Industrial Share Fund Account Code. PISFJ GPO Box 5430 Sydney NSW 2000	RBC Dexia Investor Services Australia Pty Limited <PMISFJ A/C> GPO Box 5430 Sydney NSW 2001
PMSCA	RBC Dexia Investor Services Australia Pty Limited ATF: Perpetual's Smaller Companies Analyst Fund Account Code: PISCA GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PMWSCM	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Wholesale Smaller Companies (M) Account Code: PIWSCM GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PMWSCM A/C> GPO Box 5430 Sydney NSW 2001
PMWSCS	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Wholesale Smaller Companies (S) Account Code. PIWSCS GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PMWSCS A/C> GPO Box 5430 Sydney NSW 2001
PMWSRF	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Wholesale Ethical Fund Account Code: PIWSRF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PMWSRF A/C> GPO Box 5430 Sydney NSW 2001
PPSF	RBC Dexia Investor Services Australia Pty Limited ATF: Perpetual James Fielding Wholesale Property Securities Fund Account Code: PIPSF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PWSCF	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Wholesale Smaller Co Fund Account Code: PIWSCF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, as Trustee for:

ALL 'SS' CODES	RBC Dexia Investor Services Australia Pty Limited ACF: PIML (Select Super) RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited ACF: PIML (Select Super) RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, under Investment Management Agreements with:

INTERNAL CODE	ACCOUNT DETAILS	REGISTRATION DETAILS
AMCORP	National Nominees Ltd ACF: IOOF Account Account Code: PIAMC RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C ATPFAE 6822 - 15 5th Floor South 271 Collins Street Melbourne VIC 3000
ARF	JP Morgan Chase Nominees Ltd ACF: Australian Retirement Fund Account Code. PIARF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 13415 Locked Bag 7 Royal Exchange Sydney NSW 2000
CBAMF	Citicorp Nominees Pty Ltd. ACF: Commonwealth Aust Shares Fund 4 Account Code PICISF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EA5804 GPO Box 764G Melbourne VIC 3001
NSWTC	Cogent Nominees Pty Ltd ACF: NSW Treasury Corporation Account Code: PINSWT RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited A/C HCFPTE P.O. Box R209 Royal Exchange Sydney NSW 1225

PIACT	JP Morgan Chase Nominees Ltd ACF: Australian Capital Territory Treasury Account Code: PIACT RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 32512 Locked Bag 7, Royal Exchange Sydney NSW 2000
PICATS	RBC Dexia Investor Services Australia Pty Limited ACF: Catholic Superannuation Fund Account Code: PICATS GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C COFMUT/8536-28 5th Floor South 271 Collins Street Melbourne VIC 3000
PIEFMS	Cogent Nominees Pty Ltd ACF: EFM Australian Share Fund 6 Account Code: PIEFMS RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited A/C WTXMES P.O. Box R209 Royal Exchange Sydney NSW 1225
PIFIJI	National Nominees Limited ACF: Fiji National Provident Fund Account Code: PIFIJI RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C FNPEAE/9353-15 5th Floor South 271 Collins Street Melbourne VIC 3000
PIHEST	RBC Dexia Investor Services Australia Pty Limited ACF: HEST Australia Limited Account Code: PIHEST GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 33113 Locked Bag 7, Royal Exchange Sydney NSW 2000
PIJUTO	Permanent Trustees Australia Ltd ACF: PI United Sector Leaders Property Fund Account Code: SMF0024 RBC Global Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited PO Box R209, Royal Exchange Sydney NSW 1225
PIMIT	Guardian Trust Australia Ltd ACF: Perpetual Cogent James Fielding Meridian Investment Trust Account code PIMIT RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Guardian Trust Australia Ltd <Meridian A/C> GPO Box 460 Sydney NSW 2001
PISTCF	RBC Dexia Investor Services Australia Pty Limited ACF: SAS Trustee Corporation Account Code. PISTCF GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 34493 Locked Bag 7, Royal Exchange Sydney NSW 2000
PMCBUS	National Nominees Ltd ACF: Construction & Building Union Superannuation Fund Account Code: PICBUS RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C CBPFAE/6267-15 5th Floor South 271 Collins Street Melbourne VIC 3000
PMCGSF	Citicorp Nominees Pty Ltd ACF. Commonwealth Aust Shares Fund 11 Account Code: PICGSF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EASS11 GPO Box 764G Melbourne VIC 3001
PMCPSF	Citicorp Nominees Pty Ltd ACF.Commonwealth Property Fund 3 Account Code: PICPSF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EPS603 GPO Box 764G Melbourne VIC 3001
PMFR	Westpac Custodian Nominees ACF: Frank Russell Investment Management Account Code: PIMFR RBC Global Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Westpac Custodian Nominees State Street Fund SQ80 Level 9 / 50 Pitt Street Sydney NSW 2000
PMHOST	JP Morgan Chase Nominees Limited ACF: Host - Plus Pty Ltd Account Code: PIHOST RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 20004 Locked Bag 7 Royal Exchange Sydney NSW 2000
PML	Perpetual Management Limited Account Code: PTPML RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PMSTA	National Nominees Limited ACF: Super Trust of Australia Account Code: PISTA RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C 5498-10 STPAAE 5th Floor South 271 Collins Street Melbourne VIC 3000
PNOM	Perpetual Nominees Pty Limited Account Code: PTPNOM RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTAL	Perpetual Australia Co Limited Account Code: PTPAL RBC Dexia Investor Services Australia Pty Limited GPO Box 5430, Sydney NSW 2000	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001

PTAN	Perpetual Nominees Limited Account Code: PTPAN RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTCO	Perpetual Trustee Co Limited Account Code: PTPCO RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTGEN	Perpetual Trustee Services General A/C Account Code: PTPGEN RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTNM	P.T.A. Nominees Limited ATF: Perpetual Trustees Nominees Limited Account Code: PTPNM RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTQLD	Perpetual Trustee Queensland Limited Account Code: PTPQLD RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTVIC	Perpetual Trustee Victoria Limited Account Code: PTNM RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTWA	Perpetual Trustee WA Limited Account Code: PTPWA RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
QTE2	RBC Dexia Investor Services Australia Pty Limited AFT: Quantitative Investments TE 2 Equity Fund Account Code: PIQTE2 GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
SMF	Permanent Trustees Australia Ltd ACF: SMF Funds Management <SMF 0013> Account Code: PISMF RBC Global Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited PO Box R209 Royal Exchange Sydney NSW 1225
T2	Perpetual Trustee Company Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T3	Perpetual Trustees Victoria Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T4	Perpetual Trustees Queensland Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T6	Perpetual Trustees WA Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T7	Perpetual Trustee Company Canberra Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
TEL	National Nominees Limited ACF: Telstra Superannuation Pty Limited Account Code: PITEL RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C 3203-15 TGPPAE 5th Floor South 271 Collins Street Melbourne VIC 3000

Perpetual Limited
GPO BOX 4172
Sydney NSW 2001

Summary (Perpetual Ltd)

File

BBG (BILLABONG INTERNAT) | Portfolios

Porfolio	Fund	Holdings
✔ ICSC	PM	390,507
✔ NSWTC	PM	362,107
✔ PCEF	PM	2,122,963
✔ TEL	PM	649,709
✔ T2	PCD	21,971
✔ PMCBUS	PM	1,489,245
✔ PMHOST	PM	602,667
✔ PMSTA	PM	2,297,267
✔ PMCGSF	PM	200,862
✔ CBAISF	PM	846,181
✔ PIWSPF	PM	31,946
✔ PIACT	PM	393,753
✔ PIHEST	PM	1,322,767
✔ PIEFMS	PM	541,255
✔ PISTCF	PM	34,014
✔ PIWQLS	PM	151,964
✔ PIBIAS	PM	60,000
✔ PCAEPR	PC	472,926
✔ PMISF	PM	4,899,836
✔ PMWSC	PM	277,154
✔ PIGSFP	PM	884,819
✔ PIAUST	PM	81,371
✔ PIICAP	PM	98,124
✔ PISINP	PM	688,861
✔ PIWGAP	PM	167,435
✔ X0EQFS	SA	2,757
✔ X00001	SA	1,132
✔ X00002	SA	690
✔ X00003	SA	587
✔ PIWSR1	PM	323,595
✔ PIWSR2	PM	117,662
✔ X00004	SA	443

This is annexure 2 Page 1 of 1 referred to in Form 604
Title: Notice of change in interest of substantial holder

ANNEXURE 3

CHANGES IN RELEVANT INTERESTS

Account	Security	Volume	Value		Price	AsAtDate
PIEFM6	BBG	4,101	36,833	$	8.98	21/11/2008
PMISF	BBG	34,247	307,589	$	8.98	21/11/2008
PISINP	BBG	5,138	46,147	$	8.98	21/11/2008
CBAISF	BBG	6,514	58,505	$	8.98	21/11/2008
PMCBUS	BBG	17,209	154,563	$	8.98	21/11/2008
PMCBUS	BBG	620	5,888	$	9.50	24/11/2008
PMCBUS	BBG	4,872	45,684	$	9.38	24/11/2008
PMCBUS	BBG	1,958	18,346	$	9.37	24/11/2008
PMCBUS	BBG	- 13,947	- 148,672	$	10.66	27/11/2008
PMCBUS	BBG	30,563	250,238	$	8.19	04/12/2008
PMCBUS	BBG	21,180	169,209	$	7.99	05/12/2008
PMCBUS	BBG	21,982	177,643	$	8.08	08/12/2008
PMCBUS	BBG	18,176	144,941	$	7.97	09/12/2008
PCAEPR	BBG	4,816	43,255	$	8.98	21/11/2008
PCAEPR	BBG	326	3,098	$	9.50	24/11/2008
PCAEPR	BBG	2,561	24,014	$	9.38	24/11/2008
PCAEPR	BBG	1,029	9,642	$	9.37	24/11/2008
PCAEPR	BBG	- 19,539	- 198,217	$	10.14	26/11/2008
PCAEPR	BBG	13,793	112,932	$	8.19	04/12/2008
PCAEPR	BBG	7,416	59,247	$	7.99	05/12/2008
PCAEPR	BBG	5,219	42,176	$	8.08	08/12/2008
PCAEPR	BBG	5,588	44,544	$	7.97	09/12/2008
NSWTC	BBG	361	3,429	$	9.50	24/11/2008
NSWTC	BBG	2,835	26,584	$	9.38	24/11/2008
NSWTC	BBG	1,140	10,682	$	9.37	24/11/2008
NSWTC	BBG	16,557	135,559	$	8.19	04/12/2008
NSWTC	BBG	8,403	67,131	$	7.99	05/12/2008
NSWTC	BBG	8,728	70,532	$	8.08	08/12/2008
PMSTA	BBG	20,644	185,414	$	8.98	21/11/2008
PMSTA	BBG	286	2,716	$	9.50	24/11/2008
PMSTA	BBG	2,249	21,089	$	9.38	24/11/2008
PMSTA	BBG	904	8,470	$	9.37	24/11/2008
PMSTA	BBG	- 9,895	- 105,479	$	10.66	27/11/2008
PMSTA	BBG	47,026	385,030	$	8.19	04/12/2008
PMSTA	BBG	21,733	173,627	$	7.99	05/12/2008
PMSTA	BBG	33,831	273,398	$	8.08	08/12/2008
PMSTA	BBG	12,201	97,294	$	7.97	09/12/2008
PCAEPR	BBG	21,016	188,755	$	8.98	21/11/2008
PCAEPR	BBG	22,621	212,115	$	9.38	24/11/2008
PCAEPR	BBG	9,091	85,183	$	9.37	24/11/2008
PCAEPR	BBG	2,881	27,361	$	9.50	24/11/2008
PCAEPR	BBG	- 21,056	- 224,453	$	10.66	27/11/2008
PCAEPR	BBG	48,875	400,169	$	8.19	04/12/2008
PCAEPR	BBG	35,081	280,268	$	7.99	05/12/2008
PCAEPR	BBG	27,030	218,438	$	8.08	08/12/2008
PCAEPR	BBG	26,533	211,582	$	7.97	09/12/2008
PIACT	BBG	3,626	32,567	$	8.98	21/11/2008
PIACT	BBG	144	1,349	$	9.37	24/11/2008
PIACT	BBG	46	437	$	9.50	24/11/2008
PIACT	BBG	359	3,366	$	9.38	24/11/2008

This is annexure 3 Page 1 of 3 referred to in Form 604
Title: Notice of change in interest of substantial holder

PIACT	BBG	-	1,735	-	18,495	$	10.66	27/11/2008
PIACT	BBG		8,108		66,385	$	8.19	04/12/2008
PIACT	BBG		3,917		31,293	$	7.99	05/12/2008
PIACT	BBG		5,635		45,538	$	8.08	08/12/2008
PIACT	BBG		4,482		35,741	$	7.97	09/12/2008
PMHOST	BBG		5,552		49,865	$	8.98	21/11/2008
PMHOST	BBG		547		5,129	$	9.38	24/11/2008
PMHOST	BBG		220		2,061	$	9.37	24/11/2008
PMHOST	BBG		70		665	$	9.50	24/11/2008
PMHOST	BBG	-	2,660	-	28,355	$	10.66	27/11/2008
PMHOST	BBG		12,444		101,886	$	8.19	04/12/2008
PMHOST	BBG		6,055		48,374	$	7.99	05/12/2008
PMHOST	BBG		8,565		69,216	$	8.08	08/12/2008
PMHOST	BBG		6,918		55,166	$	7.97	09/12/2008
TEL	BBG	-	45,000	-	421,650	$	9.37	24/11/2008
TEL	BBG		529		5,024	$	9.50	24/11/2008
TEL	BBG		1,668		15,629	$	9.37	24/11/2008
TEL	BBG		4,151		38,924	$	9.38	24/11/2008
TEL	BBG		30,943		253,343	$	8.19	04/12/2008
TEL	BBG		20,097		160,553	$	7.99	05/12/2008
TEL	BBG		13,772		111,293	$	8.08	08/12/2008
PIHEST	BBG		17,137		153,916	$	8.98	21/11/2008
PIHEST	BBG		6,383		59,853	$	9.38	24/11/2008
PIHEST	BBG		2,565		24,034	$	9.37	24/11/2008
PIHEST	BBG		813		7,721	$	9.50	24/11/2008
PIHEST	BBG	-	13,107	-	139,718	$	10.66	27/11/2008
PIHEST	BBG		29,191		239,004	$	8.19	04/12/2008
PIHEST	BBG		18,618		148,741	$	7.99	05/12/2008
PIHEST	BBG		17,738		143,346	$	8.08	08/12/2008
PIHEST	BBG		16,104		128,418	$	7.97	09/12/2008
PIAUST	BBG		85		679	$	7.99	05/12/2008
PIAUST	BBG		1,291		10,433	$	8.08	08/12/2008
PMWSRF	BBG		12,500		102,345	$	8.19	04/12/2008
PMWSRF	BBG		7,415		59,239	$	7.99	05/12/2008
PMWSRF	BBG		6,209		50,177	$	8.08	08/12/2008
PIWQLS	BBG		25,904		212,413	$	8.20	04/12/2008
PIBIAS	BBG		9,700		87,121	$	8.98	21/11/2008
PIBIAS	BBG	-	37,600	-	400,808	$	10.66	27/11/2008
PMWSC	BBG		30,755		255,048	$	8.29	04/12/2008
ICSC	BBG		44,457		368,677	$	8.29	04/12/2008
PMCGSF	BBG		13,249		125,444	$	9.47	21/11/2008
PMCGSF	BBG		18,300		164,360	$	8.98	21/11/2008
PMCGSF	BBG		8,976		84,166	$	9.38	24/11/2008
PMCGSF	BBG	·	3,607		33,798	$	9.37	24/11/2008
PMCGSF	BBG		1,143		10,855	$	9.50	24/11/2008
PMCGSF	BBG		3,381		33,386	$	9.87	25/11/2008
PMCGSF	BBG		35,666		355,084	$	9.96	25/11/2008
PMCGSF	BBG		14,512		146,668	$	10.11	26/11/2008
PMCGSF	BBG		29,023		293,106	$	10.10	26/11/2008
PMCGSF	BBG		29,079		304,131	$	10.46	27/11/2008
PMCGSF	BBG		14,539		152,360	$	10.48	27/11/2008
PMCGSF	BBG		3,284		32,202	$	9.81	02/12/2008
PMCGSF	BBG		18,354		183,503	$	10.00	03/12/2008
PMCGSF	BBG		7,749		61,217	$	7.90	05/12/2008
PIICAP	BBG		7,174		67,925	$	9.47	21/11/2008
PIICAP	BBG		9,908		88,988	$	8.98	21/11/2008

PIICAP	BBG	4,711	44,174	$	9.38	24/11/2008
PIICAP	BBG	1,894	17,747	$	9.37	24/11/2008
PIICAP	BBG	600	5,698	$	9.50	24/11/2008
PIICAP	BBG	17,772	176,934	$	9.96	25/11/2008
PIICAP	BBG	7,094	71,697	$	10.11	26/11/2008
PIICAP	BBG	14,187	143,276	$	10.10	26/11/2008
PIICAP	BBG	13,997	146,392	$	10.46	27/11/2008
PIICAP	BBG	6,999	73,345	$	10.48	27/11/2008
PIICAP	BBG	969	9,502	$	9.81	02/12/2008
PIICAP	BBG	9,227	92,252	$	10.00	03/12/2008
PIICAP	BBG	3,592	28,377	$	7.90	05/12/2008
PIWGAP	BBG	13,145	124,459	$	9.47	21/11/2008
PIWGAP	BBG	18,154	163,048	$	8.98	21/11/2008
PIWGAP	BBG	922	8,756	$	9.50	24/11/2008
PIWGAP	BBG	7,240	67,888	$	9.38	24/11/2008
PIWGAP	BBG	2,910	27,267	$	9.37	24/11/2008
PIWGAP	BBG	31,559	314,195	$	9.96	25/11/2008
PIWGAP	BBG	12,193	123,231	$	10.11	26/11/2008
PIWGAP	BBG	24,387	246,287	$	10.10	26/11/2008
PIWGAP	BBG	25,187	263,426	$	10.46	27/11/2008
PIWGAP	BBG	12,594	131,978	$	10.48	27/11/2008
PIWGAP	BBG	14,283	142,801	$	10.00	03/12/2008
PIWGAP	BBG	4,861	38,402	$	7.90	05/12/2008
T2	BBG	7,479	71,030	$	9.50	24/11/2008
PIWSPF	BBG	2,442	23,121	$	9.47	21/11/2008
PIWSPF	BBG	3,373	30,294	$	8.98	21/11/2008
PIWSPF	BBG	206	1,956	$	9.50	24/11/2008
PIWSPF	BBG	1,620	15,190	$	9.38	24/11/2008
PIWSPF	BBG	651	6,100	$	9.37	24/11/2008
PIWSPF	BBG	6,090	60,631	$	9.96	25/11/2008
PIWSPF	BBG	2,431	24,569	$	10.11	26/11/2008
PIWSPF	BBG	4,862	49,102	$	10.10	26/11/2008
PIWSPF	BBG	4,734	49,512	$	10.46	27/11/2008
PIWSPF	BBG	2,367	24,805	$	10.48	27/11/2008
PIWSPF	BBG	2,089	20,886	$	10.00	03/12/2008
PIWSPF	BBG	1,081	8,540	$	7.90	05/12/2008
PIGSFP	BBG	63,990	605,870	$	9.47	21/11/2008
PIGSFP	BBG	88,379	793,767	$	8.98	21/11/2008
PIGSFP	BBG	17,219	161,342	$	9.37	24/11/2008
PIGSFP	BBG	5,456	51,817	$	9.50	24/11/2008
PIGSFP	BBG	42,845	401,749	$	9.38	24/11/2008
PIGSFP	BBG	158,913	1,582,106	$	9.96	25/11/2008
PIGSFP	BBG	63,770	644,504	$	10.11	26/11/2008
PIGSFP	BBG	127,541	1,288,049	$	10.10	26/11/2008
PIGSFP	BBG	63,501	665,452	$	10.48	27/11/2008
PIGSFP	BBG	127,003	1,328,299	$	10.46	27/11/2008
PIGSFP	BBG	11,145	109,285	$	9.81	02/12/2008
PIGSFP	BBG	82,342	823,255	$	10.00	03/12/2008
PIGSFP	BBG	32,715	258,449	$	7.90	05/12/2008
PIBIAS	BBG	60,000	478,452	$	7.97	09/12/2008

Form 604

Corporations Law
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme BILLABONG INTERNATIONAL LIMITED

ACN/ARSN 084 923 946

1. Details of substantial holder (1)

Name **PERPETUAL LIMITED and subsidiaries**

ACN (if applicable) **000 431 827**

There was a change in the interests of the Substantial holder on _16_/_12_/_2008__

The previous notice was given to the company on _10_/_12_/_2008___

The previous notice was dated _09_/_12_/_2008___

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	19,536,570	9.31%	21,720,062	10.35%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	Refer annexure 3				

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	Refer annexure 1 & 2				

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Refer to Annexure 1	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Refer to Annexure 1	

Signature

Print name GLENDA CHARLES Capacity ASST. COMPANY SECRETARY

ANNEXURE 1 - Perpetual Investments Account Codes & Details

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, as Responsible Entity for:

INTERNAL CODE	ACCOUNT DETAILS	REGISTRATION DETAILS
ALL 'PC' CODES	RBC Dexia Investor Services Australia Pty Limited ACF PIML (Select Investments) RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited ACF, PIML (Select Investments) RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001
ALL 'PIAEA' CODES	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Equity Analyst Fund Account Code. PIAEAP GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australian Pty Limited <BKPIOTH A/C> GPO Box 5430 Sydney NSW 2001
GSF	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Australia Share Fund Account Code PIGSF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
ICAS	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Investor Choice Australian Asset Group Account Code: PIICAS GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIIC A/C> GPO Box 5430 Sydney NSW 2001
ICIS	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Investor Choice Industrial Asset Group Account Code. PISIND GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIIC A/C> GPO Box 5430 Sydney NSW 2001
ICSC	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Investor Choice Smaller Asset Group Account Code: PISSCF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIIC A/C> GPO Box 5430 Sydney NSW 2001
PCEF	RBC Dexia Investor Services Australia Pty Limited Account Code: PICEF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PIBIAS	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Independant Australian Share Fund Account Code: PIBIAS GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Independent Australian Share Fund Account Code: PIBIAS GPO Box 5430 Sydney NSW 2001
PIDIF	RBC Dexia Investor Services Australia Pty Limited Account Code: PIDIF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PICREDIT A/C> GPO Box 5430 Sydney NSW 2001
PIDIF2	RBC Dexia Investor Services Australia Pty Limited Account Code: PIDIF2 GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PICREDIT A/C> GPO Box 5430 Sydney NSW 2001
PIEATF	UBS Nominee Pty Ltd ACF: Perpetual Equity Alpha Fund Account code: PIEATF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Philip Tower Sydney NSW 2000
PIRAF	RBC Dexia Investor Services Australia Pty Limited ACF, Perpetual Resource Fund Account code PIRAF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <BKPIOTH A/C> GPO Box 5430 Sydney NSW 2001
PIWGAF	UBS Nominee Pty Ltd ACF: Perpetual Wholesale Geared Australian Share Fund Account code: PIWGAF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Philip Tower Sydney NSW 2000
PIWCPF	RBC Dexia Investor Services Australia Pty Limited ACF: PI Protected Aust Share Fund A Account code PIWCPF GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Philip Tower Sydney NSW 2000
PIWJPI	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual JF Wholesale Prop Income Fund Account Code. PIWJPI GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PIWQMN	UBS Nominee Pty Ltd ACF: Perpetual OI Market Neutral Fund Account code. PIWQMN RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Philip Tower Sydney NSW 2000

PIWSPF	UBS Nominee Pty Ltd ACF. Perpetual Wholesale Share Plus Fund Account code PIWSPF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Philip Tower Sydney NSW 2000
PIWQLS	UBS Nominee Pty Ltd ACF: Perpetual QI Long Short Fund Account code: PIWQLS RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Philip Tower Sydney NSW 2000
PMISF1	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual's Industrial Share Fund One Account Code: PIISF1 GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PMISF1 A/C> GPO Box 5430 Sydney NSW 2001
PMISF2	RBC Dexia Investor Services Australia Pty Limited ACF. Perpetual's Industrial Share Fund Two Account Code: PIISF2 GPO Box 5430 Sydney NSW 2000	RBC Dexia Investor Services Australia Pty Limited <PMISF2 A/C> GPO Box 5430 Sydney NSW 2001
PMISFJ	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual's Industrial Share Fund Account Code: PIISF3 GPO Box 5430 Sydney NSW 2000	RBC Dexia Investor Services Australia Pty Limited <PMISFJ A/C> GPO Box 5430 Sydney NSW 2001
PMSCA	RBC Dexia Investor Services Australia Pty Limited ATF: Perpetual's Smaller Companies Analyst Fund Account Code PISCA GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PMWSCM	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Wholesale Smaller Companies (M) Account Code: PIWSCM GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PMWSCM A/C> GPO Box 5430 Sydney NSW 2001
PMWSCS	RBC Dexia Investor Services Australia Pty Limited ACF. Perpetual Wholesale Smaller Companies (S) Account Code: PIWSCS GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PMWSCS A/C> GPO Box 5430 Sydney NSW 2001
PMWSRF	RBC Dexia Investor Services Australia Pty Limited ACF. Perpetual Wholesael Ethical Fund Account Code: PIWSRF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PMWSRF A/C> GPO Box 5430 Sydney NSW 2001
PPSF	RBC Dexia Investor Services Australia Pty Limited ATF: Perpetual James Fielding Wholesale Property Securities Fund Account Code: PIPSF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PWSCF	RBC Dexia Invester Services Australia Pty Limited ACF Perpetual Wholesale Smaller Co Fund Account Code: PIWSCF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, as Trustee for:

ALL '08' CODES	RBC Dexia Investor Services Australia Pty Limited ACF. PIML (Select Super) RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited ACF: PIML (Select Super) RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, under Investment Management Agreements with:

INTERNAL CODE	ACCOUNT DETAILS	REGISTRATION DETAILS
AMCORP	National Nominees Ltd ACF: IOOF Account Account Code: PIAMC RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C ATPFAE 6822 - 18 5th Floor South 271 Collins Street Melbourne VIC 3000
ARF	JP Morgan Chase Nominees Ltd ACF: Australian Retirement Fund Account Code PIARF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 13415 Locked Bag 7 Royal Exchange Sydney NSW 2000
CBAISF	Citicorp Nominees Pty Ltd ACF. Commonwealth Aust Shares Fund 4 Account Code:PICISF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EASS04 GPO Box 764G Melbourne VIC 3001
NSWTC	Cogent Nominees Pty Ltd ACF: NSW Treasury Corporation Account Code: PINSWT RBC Dexia Invester Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited A/C HGFPTE P O Box R209 Royal Exchange Sydney NSW 1225

PIACT	JP Morgan Chase Nominees Ltd ACF. Australian Capital Territory Treasury Account Code: PIACT RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 32512 Locked Bag 7, Royal Exchange Sydney NSW 2000
PICATS	RBC Dexia Investor Services Australia Pty Limited ACF: Catholic Superannuation Fund Account Code: PICATS GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C CDPMUT/8535-28 5th Floor South 271 Collins Street Melbourne VIC 3000
PIEFM6	Cogent Nominees Pty Ltd ACF: EFM Australian Share Fund 6 Account Code: PIEFM6 RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited A/C WTXME6 P.O Box R209 Royal Exchange Sydney NSW 1225
PIFIJI	National Nominees Limited ACF. Fiji National Provident Fund Account Code PIFIJI RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C FNPEAE/9353-16 5th Floor South 271 Collins Street Melbourne VIC 3000
PIHEST	RBC Dexia Investor Services Australia Pty Limited ACF: HEST Australia Limited Account Code PIHEST GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 33112 Locked Bag 7, Royal Exchange Sydney NSW 2000
PIJUTD	Permanent Trustees Australia Ltd ACF PI United Sector Leaders Property Fund Account Code SMF0024 RBC Global Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited PO Box R209, Royal Exchange Sydney NSW 1225
PIMIT	Guardian Trust Australia Ltd ACF. Perpetual Cogent James Fielding Meridian Investment Trust Account code PIMIT RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Guardian Trust Australia Ltd <Meridian A/C> GPO Box 469 Sydney NSW 2001
PISTCF	RBC Dexia Investor Services Australia Pty Limited ACF: SAS Trustee Corporation Account Code PISTCF GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 34893 Locked Bag 7, Royal Exchange Sydney NSW 2000
PMCBUS	National Nominees Ltd ACF Construction & Building Union Superannuation Fund Account Code PICBUS RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C CBPFAE/5287-15 5th Floor South 271 Collins Street Melbourne VIC 3000
PMCGSF	Citicorp Nominees Pty Ltd ACF. Commonwealth Aust Shares Fund 11 Account Code: PICGSF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EASS11 GPO Box 764G Melbourne VIC 3001
PMCPSF	Citicorp Nominees Pty Ltd ACF:Commonwealth Property Fund 3 Account Code: PICPSF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EPS903 GPO Box 764G Melbourne VIC 3001
PMFR	Westpac Custodian Nominees ACF. Frank Russell Investment Management Account Code PIMFR RBC Global Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Westpac Custodian Nominees State Street Fund BQ8D Level 9 / 60 Pitt Street Sydney NSW 2000
PMHOST	JP Morgan Chase Nominees Limited ACF: Host - Plus Pty Ltd Account Code: PIHOST RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 20004 Locked Bag 7 Royal Exchange Sydney NSW 2000
PML	Perpetual Management Limited Account Code PTPML RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PMSTA	National Nominees Limited ACF: Super Trust of Australia Account Code: PISTA RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C: 5498-10 STPAAE 5th Floor South 271 Collins Street Melbourne VIC 3000
PNOM	Perpetual Nominees Pty Limited Account Code. PTPNOM RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTAL	Perpetual Australia Co Limited Account Code. PTPAL RBC Dexia Investor Services Australia Pty Limited GPO Box 5430, Sydney NSW 2000	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001

PTAN	Perpetual Nominees Limited Account Code: PTPAN RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTCO	Perpetual Trustee Co Limited Account Code. PTPCO RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTGEN	Perpetual Trustee Services General A/C Account Code. PTPGEN RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTNM	P.T.A. Nominees Limited ATF: Perpetual Trustees Nominees Limited Account Code: PTPNM RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTQLD	Perpetual Trustee Queensland Limited Account Code PTPQLD RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTVIC	Perpetual Trustee Victoria Limited Account Code: PTNM RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTWA	Perpetual Trustee WA Limited Account Code: PTPWA RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
QITE2	RBC Dexia Investor Services Australia Pty Limited AFT Quantitative Investments TE 2 Equity Fund Account Code: PIQTE2 GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
SMF	Permanent Trustees Australia Ltd ACF: SMF Funds Management <SMF 0013> Account Code: PISMF RBC Global Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited PO Box R209 Royal Exchange Sydney NSW 1225
T2	Perpetual Trustee Company Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T3	Perpetual Trustees Victoria Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T4	Perpetual Trustees Queensland Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T6	Perpetual Trustees WA Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T7	Perpetual Trustee Company Canberra Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
TEL	National Nominees Limited ACF Telstra Superannuation Pty Limited Account Code: PITEL RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C 3083-15 TSPPAE 5th Floor South 271 Collins Street Melbourne VIC 3000

Perpetual Limited
GPO BOX 4172
Sydney NSW 2001

ANNEXURE 2

PRESENT RELEVANT INTERESTS

Summary (Perpetual Ltd)

File

BBG (BILLABONG INTERNAT) | Portfolios

Porfolio	Fund	Holdings
ICSC	PM	425,246
NSWTC	PM	508,494
PCEF	PM	2,535,837
TEL	PM	909,822
T2	PCD	21,971
PMCBUS	PM	1,774,875
PMHOST	PM	718,331
PMSTA	PM	2,738,373
PMCGSF	PM	200,862
CBAISF	PM	855,461
PIWSPF	PM	31,946
PIACT	PM	469,323
PIHEST	PM	1,576,474
PIEFM6	PM	545,352
PISTCF	PM	34,014
PIWQLS	PM	151,964
PIBIAS	PM	60,000
PCAEPR	PC	553,875
PMISF	PM	4,920,755
PMWSC	PM	302,691
PIGSFP	PM	884,819
PIAUST	PM	107,317
PIICAP	PM	98,124
PISINP	PM	691,968
PIWGAP	PM	167,435
XOEQFS	SA	2,757
X00001	SA	1,132
X00002	SA	690
X00003	SA	587
PIWSR1	PM	338,800
PIWSR2	PM	90,324
X00004	SA	443

ANNEXURE 3

CHANGES IN RELEVANT INTERESTS

Account	Security	Volume	Value		Price	AsAtDate
PIEFM6	BBG	4,097	28,491	$	6.95	16/12/2008
PMISF	BBG	20,919	145,473	$	6.95	16/12/2008
PISINP	BBG	3,107	21,606	$	6.95	16/12/2008
CBAISF	BBG	9,280	64,534	$	6.95	16/12/2008
PMCBUS	BBG	20,047	144,799	$	7.22	12/12/2008
PMCBUS	BBG	126,680	946,629	$	7.47	15/12/2008
PMCBUS	BBG	138,903	989,767	$	7.13	16/12/2008
PCAEPR	BBG	5,730	41,388	$	7.22	12/12/2008
PCAEPR	BBG	35,996	268,984	$	7.47	15/12/2008
PCAEPR	BBG	39,223	279,487	$	7.13	16/12/2008
NSWTC	BBG	42,597	336,989	$	7.91	10/12/2008
NSWTC	BBG	6,371	46,018	$	7.22	12/12/2008
NSWTC	BBG	48,030	358,914	$	7.47	15/12/2008
NSWTC	BBG	49,389	351,926	$	7.13	16/12/2008
PMSTA	BBG	31,052	224,289	$	7.22	12/12/2008
PMSTA	BBG	196,488	1,468,276	$	7.47	15/12/2008
PMSTA	BBG	213,566	1,521,786	$	7.13	16/12/2008
PCEF	BBG	31,896	230,385	$	7.22	12/12/2008
PCEF	BBG	181,300	1,354,782	$	7.47	15/12/2008
PCEF	BBG	199,678	1,422,826	$	7.13	16/12/2008
PIACT	BBG	5,323	38,448	$	7.22	12/12/2008
PIACT	BBG	33,592	251,020	$	7.47	15/12/2008
PIACT	BBG	36,655	261,189	$	7.13	16/12/2008
PMHOST	BBG	8,140	58,795	$	7.22	12/12/2008
PMHOST	BBG	51,421	384,249	$	7.47	15/12/2008
PMHOST	BBG	56,103	399,768	$	7.13	16/12/2008
TEL	BBG	69,903	553,010	$	7.91	10/12/2008
TEL	BBG	23,629	170,675	$	7.22	12/12/2008
TEL	BBG	73,470	549,019	$	7.47	15/12/2008
TEL	BBG	93,111	663,472	$	7.13	16/12/2008
PIHEST	BBG	17,812	128,656	$	7.22	12/12/2008
PIHEST	BBG	112,523	840,839	$	7.47	15/12/2008
PIHEST	BBG	123,372	879,100	$	7.13	16/12/2008
PIAUST	BBG	8,542	67,575	$	7.91	10/12/2008
PIAUST	BBG	10,835	80,965	$	7.47	15/12/2008
PIAUST	BBG	6,569	46,808	$	7.13	16/12/2008
PMWSRF	BBG	28,958	229,084	$	7.91	10/12/2008
PMWSRF	BBG	- 86,849	- 647,894	$	7.46	11/12/2008
PMWSRF	BBG	29,665	221,672	$	7.47	15/12/2008
PMWSRF	BBG	43,431	309,472	$	7.13	16/12/2008
PMWSRF	BBG	- 27,338	- 203,941	$	7.46	11/12/2008
PMWSC	BBG	13,885	102,898	$	7.41	11/12/2008
PMWSC	BBG	11,652	84,199	$	7.23	12/12/2008
ICSC	BBG	16,115	119,423	$	7.41	11/12/2008
ICSC	BBG	18,348	132,584	$	7.23	12/12/2008
ICSC	BBG	276	1,877	$	6.80	16/12/2008

END